Exhibit 99.1

STOCK PURCHASE AGREEMENT

by and among

UBIC, INC.,

TECHLAW HOLDINGS, INC.,

and

TECHLAW SOLUTIONS, INC.

Dated as of August 28, 2014

i

3.5	Litigation	25
3.6	Closing Date	25

ARTICLE IV	REPRESENTATIONS AND WARRANTIES CONCERNING BUYER	25

4.1	Organization	25
4.2	Authorization	25
4.3	Governmental Approvals and Other Consents	25
4.4	Litigation	25
4.5	No Other Representations	26
4.6	Closing Date	26

ARTICLE V		26

ADDITIONAL CLOSING DELIVERIES		26

5.1	Closing Deliveries by Seller	26
5.2	Closing Deliveries by Buyer	27

ARTICLE VI	INDEMNIFICATION	27

6.1	Survival of Representations and Warranties	27
6.2	Indemnification Obligations and Procedures	28

ARTICLE VII	POST-CLOSING AND OTHER COVENANTS	33

7.1	General	33
7.2	Tax Matters	34
7.3	Confidentiality	38
7.4	Non-Competition; Non-Solicitation; Non-Disparagement	39
7.5	Use of Company Name and Information	41
7.6	Release	41
7.7	Shared Contracts	42
7.8	Retention Payments	42

ARTICLE VIII		43

DEFINITIONS		43

8.1	Definitions	43
8.2	Usage	43

ARTICLE IX	MISCELLANEOUS	43

9.1	Expenses	43
9.2	Remedies	44
9.3	Public Announcements	44
9.4	Amendment and Waiver	44
9.5	Notices	44
9.6	Successors and Assigns	45
9.7	Severability	46
9.8	Descriptive Headings; Interpretation	46
9.9	No Strict Construction	46
9.10	No Third-Party Beneficiaries	46

9.11	Entire Agreement	46
9.12	Counterparts	46
9.13	Electronic Delivery	46
9.14	Governing Law; JURISDICTION; WAIVER OF JURY TRIAL	47
9.15	Schedules	48

EXHIBITS AND SCHEDULES

Annexes:

Annex A —  Defined Terms

Annex B — Assigned Domain Names

Annex C — List of Subsidiaries of Buyer

Exhibits:

Exhibit A-1 —  Form of Employment Offer Letter — Smith

Exhibit B —  Form of FIRPTA

Exhibit C —  Form of Escrow Agreement

Exhibit D — Form of Transition Services Agreement

Schedules:

Schedule 2.1 — Organization

Schedule 2.3 — Noncontravention

Schedule 2.6 — Financial Statements

Schedule 2.7 — Absence of Undisclosed Liabilities

Schedule 2.8 — Guaranties; Indebtedness

Schedule 2.10 — Absence of Certain Developments

Schedule 2.11 — Assets

Schedule 2.12 —Real Property

Schedule 2.13 — Contracts and Commitments

Schedule 2.14 — Intellectual Property Rights

Schedule 2.15 — Litigation

Schedule 2.16 — Compliance with Laws

Schedule 2.17 — Environmental and Safety Matters

Schedule 2.18 — Employees

Schedule 2.19 — Employee Benefit Plans

Schedule 2.20 — Insurance

Schedule 2.21 — Tax Matters

Schedule 2.22 — Brokerage and Transaction Bonuses

Schedule 2.23 — Affiliate Transactions

Schedule 2.24 — Customers and Vendors

Schedule 2.25 — Bank Accounts; Names and Locations

Schedule 2.26 — Government Contracts

Schedule 4.3 — Governmental Approvals and Other Consents

Schedule 7.8 — Retention Payments

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of August 28, 2014, by and among UBIC, INC., a limited liability, joint-stock corporation incorporated under the laws of Japan (“Buyer”), TECHLAW HOLDINGS, INC., a Virginia corporation (“Seller”), and TECHLAW SOLUTIONS, INC., a Virginia corporation (the “Company”).  Certain terms used herein are defined in Annex A attached hereto.

WHEREAS, Seller owns all of the issued and outstanding Capital Stock of the Company (the “Company Shares”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Company Shares.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and understandings contained herein and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

1.1                               Purchase and Sale of Shares. On the basis of the representations, warranties, covenants, and agreements herein, and subject to the satisfaction or waiver of the conditions set forth herein and the terms hereof, at the Closing, Buyer shall purchase from Seller, and Seller shall sell, convey, assign, transfer and deliver to Buyer, all of the Company Shares, free and clear of any Liens, in exchange for the Cash Consideration, as adjusted pursuant to ARTICLE I and ARTICLE VI.

1.2                               Estimated Closing Cash Consideration.  For purposes of this Agreement, “Estimated Closing Cash Consideration” means an amount equal to $8,000,000, minus the Estimated Closing Indebtedness, plus the Estimated Closing Cash Amount, plus the amount (if any) by which the Estimated Closing Net Working Capital is greater than the Target Net Working Capital, minus the amount (if any) by which the Estimated Closing Net Working Capital is less than the Target Net Working Capital.

1.3                               Closing.

(a)                                 The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of DLA Piper LLP (US), 1251 Avenue of the Americas, New York, NY, at 10:00 a.m. Eastern Daylight Time on August 28, 2014 following satisfaction or waiver of the conditions to Closing set forth in ARTICLE V (other than those to be satisfied at the Closing, but subject to their satisfaction or waiver at the Closing).  The date on which the Closing occurs is referred to herein as the “Closing Date” and the Closing shall be deemed effective as of 10:00 a.m. Eastern Daylight Time on the Closing Date.

(b)                                 At the Closing and on the terms and subject to the conditions set forth in this Agreement:

(i)                                     Buyer shall pay or cause to be paid to Seller, by wire transfer of immediately available funds to the account(s) designated by Seller in a written notice delivered to Buyer at least three (3) Business Days prior to the Closing, an amount in cash equal to (A) the Estimated Closing Cash Consideration, minus (B) the Escrow Amount;

(ii)                                  Buyer shall deliver to the Escrow Agent the Escrow Amount for deposit into an escrow account to be established pursuant to the terms of the Escrow Agreement;

(iii)                               Buyer shall pay, on behalf of the Company, to the intended recipients thereof (A) the Indebtedness Payoff Amount and (B) the Company Expenses;

(iv)                              Seller shall deliver to Buyer the certificate(s) representing the Company Shares, duly endorsed in blank or accompanied by duly executed stock powers;

(v)                                 Seller shall, or shall cause the Company to, deliver to Buyer the following:  (A) evidence of release of all Liens (other than any Permitted Liens) related to the assets and properties of the Company; and (B) payoff letters or releases with respect to any Indebtedness for borrowed money outstanding as of the Closing (in each case on terms and conditions reasonably satisfactory to Buyer);

(vi)                              Seller and Buyer, as applicable, shall deliver or cause to be delivered the certificates and other documents and instruments required to be delivered by or on behalf of such party pursuant to ARTICLE V below; and

(vii)                           Seller shall deliver to the Company all books and records (including Tax Returns) and other property of the Company in Seller’s possession or under Seller’s control.

1.4                               Post-Closing Adjustment.

(a)                                 Within sixty (60) days following the Closing Date, Buyer shall, or shall cause the Company to, prepare and deliver to Seller a statement (the “Closing Statement”) setting forth its calculation of the Closing Cash Consideration and each of the components thereof.  The Closing Statement shall be prepared in accordance with the Accounting Principles, except as otherwise contemplated by the definitions of Net Working Capital, Indebtedness or Cash.  During the thirty (30) days immediately following Seller’s receipt of the Closing Statement, the Company shall provide Seller and its representatives with reasonable access, during normal business hours and after reasonable advance notice, to the books and records of the Company for purposes of their review of the Closing Statement.  The Closing Statement and the resulting calculation of the Closing Cash Consideration shall become final and binding upon the parties hereto thirty (30) days following Seller’s receipt thereof unless Seller de livers written notice of its disagreement (a “Notice of Disagreement”) to Buyer prior to such date; provided that the Closing Statement and the resulting calculation of the Closing Cash Consideration shall become final and binding upon the parties upon Seller’s delivery, prior to the expiration of the thirty (30) day period, of written notice to Buyer of its acceptance of the Closing Statement.  Any Notice of

Disagreement shall specify in reasonable detail the nature and amount of any disagreement so asserted and attach documentation supporting Seller’s calculations.

(b)                                 If a timely Notice of Disagreement is delivered by Seller, then the Closing Statement (as revised in accordance with this Section 1.4(b)) and the resulting calculation of the Closing Cash Consideration shall become final and binding upon the parties on the earlier of (i) the date any and all matters specified in the Notice of Disagreement are finally resolved in writing by Buyer and Seller and (ii) the date any and all matters specified in the Notice of Disagreement not resolved by Buyer and Seller are finally resolved in writing by the Arbiter (as defined below) in accordance with this Section 1.4.  The Closing Statement shall be revised to the extent necessary to reflect any resolution agreed to by Buyer and Seller and any final resolution determined by the Arbiter in accordance with this Section 1.4.  During the thirty (30) days immediately following the delivery of a Notice of Disagreement or such longer period as Buyer and Seller may agree in writing, Buyer and Seller shall seek in good faith to resolve in writing any differences which they may have with respect to any matter specified in the Notice of Disagreement, and all such discussions related thereto shall (unless otherwise agreed by Buyer and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule.  At the end of such thirty (30) day period, Buyer and Seller shall submit any and all matters (but only such matters) which remain in dispute and which were properly included in the Notice of Disagreement to McGladrey & Pullen, LLP (the “Arbiter”) for review and resolution.  Buyer and Seller shall instruct the Arbiter to, and the Arbiter shall, make a final determination of the items included in the Closing Statement (to the extent such amounts are in dispute) in accordance with the guidelines and procedures set forth in this Agreement.  Buyer and Seller shall cooperate with the Arbiter during the term of its engagement.  Buyer and Seller shall instruct the Arbiter not to, and the Arbiter shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand.  Buyer and Seller shall also instruct the Arbiter to, and the Arbiter shall, make its determination based solely on presentations by Buyer and Seller that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review).  The Closing Statement and the resulting calculation of the Closing Cash Consideration shall become final and binding on the parties hereto, if not already mutually agreed by Buyer and Seller, on the date the Arbiter delivers its final determination in writing to Buyer and Seller (which final determination shall be requested by Buyer and Seller to be delivered not more than thirty (30) days following submission of such disputed matters), and such final determination by the Arbiter shall not be subject to court review or otherwise appealable.  The fees and expenses of the Arbiter pursuant to this Section 1.4(b) shall be borne by the Company, on the one hand, and Seller, on the other hand, based upon the percentage which the aggregate portion of the contested amount not awarded to each party bears to the aggregate amount actually contested.  For example, if Seller claims the Closing Cash Consideration is $1,000 greater than the amount determined by Buyer, and Buyer contests only $500 of the amount claimed by Seller, and if the Arbiter ultimately resolves the dispute by awarding Seller $300 of the $500 contested, then the costs and expenses of the Arbiter will be allocated 60% (i.e., 300 ÷ 500) to the Company and 40% (i.e., 200 ÷ 500) to Seller.

(c)                                  If the Closing Cash Consideration is greater than the Estimated Closing Cash Consideration, within five (5) Business Days after the Closing Statement becomes final and binding in accordance with the terms hereof, the Company shall, and Buyer shall cause the Company to, make a payment to Seller of the amount by which the Closing Cash Consideration exceeds the Estimated Closing Cash Consideration by wire transfer of immediately available funds to the account(s) previously designated by Seller.  If the Estimated Closing Cash Consideration is greater than the Closing Cash Consideration, within five (5) Business Days after the Closing Statement becomes final and binding in accordance with the terms hereof, Seller shall make a payment to Buyer (or its designees) of the amount by which the Estimated Closing Cash Consideration exceeds the Closing Cash Consideration by wire transfer of immediately available funds to the account(s) designated by Buyer; provided, however, that Buyer, in its sole discretion, may elect to be paid such amount from the Escrow Funds (as defined in the Escrow Agreement) in the Escrow Account (as defined in the Escrow Agreement), in which case Seller shall deliver any instruction or other documentation required by the Escrow Agent to permit such payment to Buyer (or its designees).

1.5                               Withholding Rights.  Notwithstanding anything in this Agreement to the contrary, Buyer or its designee and the Company shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as Buyer or its designee or the Company are required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller hereby represents and warrants to Buyer as follows:

2.1                               Organization.  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Virginia.  The Company is qualified to do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify, except for any jurisdiction where the failure to be so qualified would not, individually or in the aggregate, result in a Material Adverse Effect.  The Company possesses all requisite corporate power and authority necessary to carry on its businesses as now conducted and to consummate the transactions contemplated by this Agreement.  The copies of the Company’s certificate of incorporation and bylaws which have been furnished to Buyer reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete.  The Company has previously delivered to Buyer correct and complete copies of the minutes of meetings and all written consents to action without a meeting of the Company’s board of directors and stockholders dated within two (2) years prior to the date hereof.  The Company is not in default under or in violation of any provision of its certificate of incorporation or bylaws in any material respect.  The attached Schedule 2.1 sets forth a list all of the officers and directors of the Company.

2.2                               Authorization.  The execution, delivery and performance of this Agreement and all of the other agreements and instruments contemplated hereby to which the Company is a party have been duly authorized by the Company, and no other act (corporate or otherwise) or other proceeding on the part of the Company is necessary to authorize the execution, delivery or performance of this Agreement or the other agreements contemplated hereby and the consummation of the transactions contemplated hereby or thereby.  This Agreement and all other agreements or instruments contemplated hereby to which the Company is a party or by which the Company is bound, when executed and delivered by the Company in accordance with the terms hereof, shall each constitute a valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and (b) general principles of equity.

2.3                               Noncontravention.  Except as set forth on the attached Schedule 2.3, the execution and delivery by the Company of this Agreement and all of the other agreements and instruments contemplated hereby to which the Company is a party and the fulfillment of and compliance with the respective terms hereof and thereof by the Company do not and shall not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under (whether with or without the passage of time, the giving of notice or both), (c) result in the creation of any Lien upon the Company’s Capital Stock or assets pursuant to, (d) give any third party the right to modify, terminate or accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with, any third party or any Governmental Authority pursuant to (i) the Company’s certificate of incorporation or bylaws, (ii) any Law to which the Company is subject, or (iii) any Material Contract, license, permit, order, judgment or decree to which the Company is subject.

2.4                               No Subsidiaries or Investments.  The Company does not own or have the right to acquire any Capital Stock or any other security or interest in any other Person and does not have any obligation to make any Investment in any Person.

2.5                               Capital Stock and Related Matters; Title to Company Shares.

(a)                                 The entire authorized Capital Stock of the Company consists of (i) 100,000 shares of common stock, par value $0.05 per share, of which 10,000 shares are issued and outstanding as of the date hereof.  Seller owns all of the Company Shares.  The Company has not violated any securities Laws in connection with the offer, sale or issuance of its Capital Stock.  All of the outstanding shares of the Company’s Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable, and such shares are not subject to, nor were they issued in violation of, any purchase option, call option, right of first refusal or offer, co-sale or participation right, preemptive right, subscription right or similar right.  There are no declared or accrued but unpaid dividends with respect to any shares of the Company’s Capital Stock.

(b)                                 There are no outstanding securities, options, warrants, calls, rights, convertible or exchangeable securities or contracts or obligations of any kind (contingent or otherwise) to which the Company is a party or by which it is bound obligating the Company, directly or indirectly, to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Capital Stock or other securities of the Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, contract or obligation.  There are no outstanding obligations of the Company (contingent or otherwise) to repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Capital Stock (or options or warrants to acquire any such shares) of the Company, and there are no outstanding rights to cause the Company to register its securities or which otherwise relate to the registration of any securities of the Company.  There are no outstanding stock-appreciation rights, stock-based performance units, “phantom” stock rights or other contracts or obligations of the Company of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of the Company or its business or assets or calculated in accordance therewith (other than payments or commissions to sales representatives of the Company based upon revenues generated by them without augmentation as a result of the transactions contemplated hereby, in each case in the ordinary course of business consistent with past practice).  There are no agreements between Seller and any third party with respect to the voting or transfer of the Company’s Capital Stock.  There are no bonds, debentures, notes or other indebtedness of the Company outstanding having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which any stockholders of the Company may vote.

2.6                               Financial Statements.

(a)                                 Attached hereto as Schedule 2.6(a) are the following financial statements:

(i)                                     the unaudited balance sheet of the Company as of September 30, 2011, September 30, 2012 and September 30, 2013, and the related statement of income for the fiscal years then ended; and

(ii)                                  the unaudited balance sheet of the Company as of June 30, 2014 (the “Latest Balance Sheet”), and the related statement of income for the nine (9)-month period then ended.

The foregoing financial statements fairly present in all material respects the financial condition of the Company as of the respective dates thereof and the operating results of the Company for the periods covered thereby and have been prepared in accordance with Accounting Principles consistently applied throughout the periods covered thereby, subject to the absence of footnote disclosures (none of which footnote disclosures would, alone or in the aggregate, be materially adverse to the business, operations, assets, liabilities, financial condition, operating results, value, cash flow or net worth of the Company).  The reserves reflected in the financial statements referenced above are adequate, appropriate and reasonable and have been calculated in a consistent manner.

(b)                                 The Company has established and adhered to a system of internal accounting controls which is designed to provide assurance regarding the reliability of financial reporting.  During the three (3) years prior to the date hereof, there has not been (i) any material deficiency or weakness in any system of internal accounting controls used by the Company, (ii) any fraud or other wrongdoing that involves any of the management or other employees of the Company who have a role in the preparation of financial statements or the internal accounting controls used by the Company or (iii) any claim or allegation regarding any of the foregoing.

(c)                                  All accounts receivable of the Company (i) are bona fide and valid receivables arising from sales actually made or services actually performed and were incurred in the ordinary course of business, (ii) are reflected on the Company’s books and records and balance sheets in accordance with the Accounting Principles consistently applied and (iii) are not subject to any setoffs, counterclaims, credits or other offsets, and are current and collectible, subject only to the reserve for bad debts adjusted for the passage of time through the date hereof consistent with past practice of the Company.  No Person has any Lien on any accounts receivable or any part thereof, and no agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by the Company with respect to any accounts receivable other than in the ordinary course of business consistent with past practice.

2.7                               Absence of Undisclosed Liabilities.  Except as set forth on the attached Schedule 2.7, the Company does not have any obligation or liability (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when or by whom asserted) arising out of any transaction entered at or prior to the date hereof, or any action or inaction at or prior to the date hereof, or any state of facts existing at or prior to the date hereof, other than (a) liabilities reflected on the Latest Balance Sheet, (b) liabilities and obligations which have arisen after the date of the Latest Balance Sheet in the ordinary course of business (none of which is a liability for breach of contract, breach of warranty, tort, infringement, violation of Law or an Action), and (c) obligations under contracts and commitments described on the attached Schedule 2.13 or under contracts and commitments entered into in the ordinary course of business consistent with past practice which are not required to be disclosed on Schedule 2.13 (but not liabilities for any breach of any such contract or commitment).

2.8                               Guaranties; Indebtedness.  Except as set forth on Schedule 2.8, the Company is not a guarantor for any liability (including Indebtedness) of any other Person.  Except as set forth on Schedule 2.8, the Company does not have outstanding Indebtedness.

2.9                               No Material Adverse Effect.  Between December 31, 2010 and the date hereof, no fact, event or circumstance has occurred or arisen that, individually or in combination with any other fact, event or circumstance, has had or would reasonably be expected to have a Material Adverse Effect.  Since December 31, 2010, the Company has conducted its business only in the ordinary course of business consistent with past practice.

2.10                        Absence of Certain Developments.  Except as set forth on the attached Schedule 2.10, since December 31, 2010, the Company has not:

(a)                                 entered into, amended or terminated any Material Contract, entered into any other material transaction, except in the ordinary course of business consistent with past practice;

(b)                                 (i) acquired (by merger, consolidation, acquisition of stock or assets or otherwise) or organized any Person or (ii) acquired any rights, assets or properties other than in the ordinary course of business consistent with past practice;

(c)                                  sold, assigned, transferred, leased or licensed any of its material tangible assets, except in the ordinary course of business consistent with past practice;

(d)                                 sold, assigned, transferred, leased, licensed or otherwise encumbered any Company Intellectual Property Right (other than by granting non-exclusive licenses of Company Intellectual Property Rights to customers pursuant to written agreements in connection with the sale of products or the provision of services in the ordinary course of business consistent with past practice);

(e)                                  disclosed any Confidential Information to any Person except on terms requiring that Person to maintain the confidentiality of, and preserving all rights of the Company in, such Confidential Information;

(f)                                   taken or failed to take any action that could reasonably be expected to result in the loss, lapse or abandonment of any Company Intellectual Property Right or Confidential Information;

(g)                                  mortgaged or encumbered or permitted any of its assets to become subject to any Liens, other than Permitted Liens;

(h)                                 made or granted any bonus or any compensation or salary increase to any former or current employee or group of former or current employees (except in the ordinary course of business consistent with past practice), or made or granted any increase in any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement or employment or severance agreement or adopted any new employee benefit plan or arrangement or employment or severance agreement (except in the ordinary course of business consistent with past practice);

(i)                                     suffered any material damage, destruction or other casualty loss with respect to material property owned by the Company or waived any rights of material value;

(j)                                    incurred, authorized or committed to make any capital expenditure (or series of related capital expenditures) that exceeds $10,000 in the aggregate, except in the ordinary course of business consistent with past practice;

(k)                                 accelerated the collection of accounts receivable, delayed the purchase of supplies, delayed capital expenditures, repairs or maintenance, or delayed payment of accounts payable or accrued expenses;

(l)                                     taken any action or failed to take any action that has had, or could reasonably be expected to have, the effect of accelerating to pre-Closing periods sales to customers or others that would otherwise be expected to occur after the Closing;

(m)                             (i) changed its accounting policies or cash management practices, or (ii) canceled any material debts owed to it or claims held by it;

(n)                                 (i) made or changed any Tax election or changed any method of tax accounting, (ii) settled or compromised any federal, state, local or foreign Tax liability or assessment, (iii) filed any amended Tax return, (iv) entered into any closing agreement relating to any Tax, (v) agreed to an extension or waiver of a statute of limitations period applicable to any Tax claim or assessment, (vi) surrendered any right to claim a Tax refund or (vii) taken any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(o)                                 failed to maintain in full force and effect any insurance policy in effect, except for any policy replaced by a new or successor policy of substantially similar coverage;

(p)                                 terminated, amended, failed to renew or preserve or failed to maintain in full force and effect any (i) material permit or (ii) registration or application for any Intellectual Property Rights, except for amendments completed in the ordinary course of business consistent with past practice; or

(q)                                 agreed, whether orally or in writing, to do any of the foregoing.

2.11                        Assets.  (a)                                      The attached Schedule 2.11 contains a complete and accurate description and list of all buildings, machinery, equipment and other tangible and intangible assets and rights (including the right to receive services pursuant to Section 7.1(b)) necessary to permit Buyer (without regard to the characteristics of Buyer) to operate, as of the Closing and immediately after the Closing, the Company’s business (i) in the same manner as the business is currently being conducted by Seller and the Company and (ii) in the same manner as the business was conducted in generating the operating results depicted in the income statement of the Unaudited Historical Carve-Out Financial Statements (the “Company Assets”).  The Company has good title to, or a valid and enforceable interest in the Company Assets, free and clear of all Liens (other than Permitted Liens). To the extent transferred by Seller and its Affiliates, and assuming Buyer does not change the way in which such assets were utilized and such rights were taken advantage of, in each case, as of immediately prior to the Closing, Buyer shall be able to use all such assets, and take advantage of all such rights, in substantially the same manner immediately after the Closing as such assets are currently used, or such rights are currently taken advantage of, by Seller and its Affiliates.  Each tangible asset of the Company is free from material defects (patent and latent), has been maintained in accordance with Law and normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used and presently is proposed by the Company to be used.  For the avoidance of doubt, the parties acknowledge and agree that the post-Closing actions of customers or third party contractual counterparties are not intended to be, and are not, the subject of, or addressed by, this Section 2.11.

2.12                        Real Property.  The Company neither owns nor has owned any real property. Schedule 2.12 attached hereto contains a complete list of all real property leased or subleased by the Company (individually “Leased Real Property” and collectively, the “Leased Realty”).  The Company has previously delivered to Buyer correct and complete copies of each of the leases for the Leased Realty (the “Realty Leases”).  With respect to each Realty Lease:  (i) the Realty Lease is a legal, valid, binding and enforceable obligation of the Company and to the Company’s Knowledge the other parties thereto and is in full force and effect; (ii) neither the Company nor, to the Knowledge of the Company, any other party to the Realty Lease is in breach or default, and no event has occurred which, with notice or lapse of time or both, would constitute such a breach or default or permit termination, modification or acceleration under the Realty Lease; (iii) the Realty Lease has not been modified, except to the extent that such modifications are disclosed by the documents delivered to Buyer; and (iv) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Realty Lease.

2.13                        Contracts and Commitments.

(a)                                 Except as set forth on the attached Schedule 2.13, the Company is not a party to or bound by any of the following, whether written or oral:

(i)                                     any pension, profit sharing, stock option, employee stock purchase or other plan or arrangement providing for deferred or other compensation (including any bonuses or other remuneration and whether in cash or otherwise) to employees, former employees or consultants, or any other employee benefit plan or arrangement, or any collective bargaining agreement or any other contract with any union, labor organization or similar employee representative, or severance agreements, programs, policies or arrangements;

(ii)                                  any contract for the employment of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis;

(iii)                               any contract under which the Company has advanced or loaned money to, guaranteed an amount for the benefit of or made an Investment in any other Person;

(iv)                              any agreement or indenture relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or group of assets of the Company;

(v)                                 any lease or agreement pursuant to which the Company is lessee of or holds or operates any property, real or personal, owned by any other party, except for any lease of real or personal property under which the aggregate annual rental payments do not exceed $10,000;

(vi)                              any lease or agreement pursuant to which the Company is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by the Company;

(vii)                           any contract or group of related contracts with the same party or group of affiliated parties the performance of which involves consideration in the aggregate in excess of $25,000 (and not otherwise disclosed pursuant to this Section 2.13);

(viii)                        any contract or agreement (A) relating to the licensing of any Intellectual Property Right by the Company to a third party or by a third party to the Company (other than licenses for generally available commercial, unmodified, “off the shelf” Software used solely for the Company’s own internal use for an aggregate fee, royalty or other consideration for any such Software or group of related Software licenses of no more than $10,000), (B) for any Embedded Software or (C) affecting the Company’s ability to use or enforce any Intellectual Property Right (including concurrent use agreements, settlement agreements and consent to use agreements);

(ix)                              any contract or agreement with a term of more than six months which is not terminable upon less than thirty (30) days’ notice without penalty and involves consideration in excess of $10,000 annually, except any contract or agreement related to Section 2.13(a)(vii);

(x)                                 any contract or agreement regarding any material indemnification provided to or by the Company;

(xi)                              any contract or agreement prohibiting it from freely engaging in any business or competing anywhere in the world, granting most favored nation pricing or exclusive rights to a counterparty or requiring it to purchase all or substantially all of its requirements for a product or service from a particular Person;

(xii)                           any material non-disclosure or confidentiality agreements (other than agreements with Buyer);

(xiii)                        any settlement, conciliation or similar agreement with any Governmental Authority or that will require the Company to pay consideration after the execution date of this Agreement in excess of $10,000; or

(xiv)                       any other agreement which is material to its operations or business prospects.

The description of all contracts, leases, agreements and instruments identified on Schedule 2.13 identify all amendments and other modifications to such agreements.

(b)                                 Each of the contracts, leases, agreements and instruments set forth or required to be set forth on Schedule 2.13 (each, a “Material Contract”) is valid, binding and enforceable in accordance with its terms against the Company and, to the Company’s Knowledge, the other parties thereto and is in full force and effect.  Except as set forth on Schedule 2.13, (i) the Company has performed all material obligations required to be performed by it under each Material Contract and the Company (with or without the lapse of time or the giving of notice, or both) is not in material breach or default thereunder, (ii) no event has occurred which with the passage of time or the giving of notice or both would result in a default, breach or event of noncompliance by the Company under any Material Contract, (iii) no Material Contract is currently subject to or, to the Company’s Knowledge, expected to be subject to cancellation or any other material modification by the other party thereto, or is subject to any penalty, right of set-off or other charge by the other party thereto for late performance or delivery, and (iv) the Company does not have Knowledge of any material breach or anticipated breach by the other parties to any Material Contract.  There are no renegotiations of, or attempts or requests to renegotiate or outstanding rights to renegotiate, any terms of any of the Material Contracts.

(c)                                  Buyer has been supplied with a true and correct copy of each of the written contracts, leases, agreements and instruments and an accurate description of each of the oral arrangements, contracts and agreements which are referred to on Schedule 2.13, together with all amendments and an accurate description of any waivers or other changes thereto.

2.14                        Intellectual Property Rights.

(a)                                 The attached Schedule 2.14(a) contains a complete and accurate description and list of all (i) patented or registered Intellectual Property Rights (or applications therefor) owned or held by the Company or filed in the name of the Company (indicating for each the applicable jurisdiction, registration number (or application number) and date issued or, if not issued, date filed), and (ii) any unregistered Intellectual Property Rights that are material to the conduct of the Company’s business as presently conducted, including any such Intellectual Property Rights embodied or used in any past or current products (for any trade secrets, the description should be limited to a high-level description that will not jeopardize its trade secret status).  Except as set forth on Schedule 2.14(a), the Company owns and possesses all right, title and interest in and to all Intellectual Property Rights set forth on Schedule 2.14(a), and owns and possesses all right, title and interest in and to or has the right to use pursuant to a valid and enforceable license, all Intellectual Property Rights necessary for, and all other material Intellectual Property Rights used in, the operation of their respective businesses as presently conducted and as presently proposed to be conducted, free and clear of all Liens (collectively, the “Company Intellectual Property Rights”).  The Company owns and possesses all right, title and interest in and to all Intellectual Property Rights created or developed by the Company’s employees and independent contractors, or otherwise under the direction or supervision of the Company’s employees or independent contractors, relating to the Company’s businesses or to the actual or demonstratively anticipated research or development conducted by or for the Company.  Neither Seller nor any Affiliate of Seller (other than the Company) owns or holds any Company Intellectual Property Rights that are embodied or used in the Company’s business or past or current products or services.  Except as set forth on the attached Schedule 2.14(a), the loss or expiration of any Intellectual Property Right or related group of Intellectual Property Rights owned or used by the Company has not been and would not reasonably be expected to be material to the Company’s business, and no loss or expiration of any Intellectual Property Right is threatened, pending or, to the Knowledge of the Company, reasonably foreseeable. The Company has taken all commercially reasonable actions to maintain and protect the Company Intellectual Property Rights and Confidential Information and there has been no misappropriation of or unauthorized access to any Confidential Information.  Each of the patented or registered Intellectual Property Rights set forth on Schedule 2.14(a) is subsisting and in full force and effect, and to the Knowledge of the Company, is valid and enforceable.  All renewal and maintenance fees in respect of each item of patented or registered Intellectual Property Rights (or applications therefor) set forth on Schedule 2.14(a) have been duly paid and none of the registrations or applications are, to the Knowledge of the Company, subject to any challenge, opposition, nullity proceeding or interference or threats to commence the same.

(b)                                 Except as set forth on the attached Schedule 2.14(b), (i) there have been no claims made or threatened against the Company or Seller with respect to the validity, infringement, use, ownership or enforceability of any of the Intellectual Property Rights owned or used by the Company and, to the Knowledge of the Company, there is no basis for any such claim, (ii) the Company has not received any notices of, and has no Knowledge of any facts that indicate a likelihood of, any infringement or misappropriation by, or conflict with, any third party with respect to any Intellectual Property Rights (including any demand or request that the Company license any rights from a third party or any unsolicited offer to license a patent), (iii) the conduct of the Company’s business has not infringed, misappropriated, violated or conflicted with, and the continued conduct of the Company’s business will not infringe, misappropriate, violate or conflict with, any Intellectual Property Rights of other Persons, and (iv) to the Knowledge of the Company, the Intellectual Property Rights owned by or licensed to the Company have not been infringed, misappropriated, violated or conflicted by other Persons. The transactions contemplated by this Agreement will not have an adverse effect on the Company’s right, title or interest in and to the Company Intellectual Property Rights and all Company Intellectual Property Rights shall be owned or available for use from a third party other than Seller or any of its Affiliates by the Company on terms and conditions immediately after the Closing identical to those under which they were owned or available for use immediately before the Closing.

(c)                                  Except as set forth in Schedule 2.14(c), all Company Intellectual Property Rights that are not owned by the Company, or in the public domain, is used by the Company pursuant to a valid license agreement, including any licenses of Open Source Software, as defined in Section 2.14(h), or other written authorization from the owner or other person with authority to grant the license (a “License Agreement”).  Set forth in Schedule 2.14(c) is a true and complete list of all License Agreements authorizing the Company to use any Company Intellectual Property Rights (except for off the shelf software or those programs having a license value of less than $10,000 per license and are generally commercially available).

(d)                                 The Company has used commercially reasonable efforts to exercise proper quality control over each material licensed trademark, service mark, trade dress, trade name, logo and corporate name that the Company has licensed to any Person sufficient to protect the Company’s rights to such service marks, trade dress, trade names, logos and corporate names.

(e)                                  The Company has used commercially reasonable efforts to provide proper statutory notice in all material respects in connection with the use of each registered trademark, service mark, trade dress, trade name, logo and corporate name and each embodiment or use of each patent and patent application and has required each of its licensees to do so.

(f)                                   To the Knowledge of the Company, all Software and Systems owned or used by or for the Company (except for off the shelf software or those programs having a license value of less than $10,000 per license) (i) are free from any material defect, bug, virus or programming, design or documentation error or corruptant or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such, (ii) are fully functional and operate and run in a reasonable and efficient business manner, (iii) are sufficient for the current and currently contemplated needs of the business of the Company including as to capacity and ability to meet current peak volumes and anticipated volumes in a timely manner, and there have been no material failures, breakdowns, outages, or unavailability of any of the foregoing Software or Systems since December 31, 2010; (iv) conform in all material respects to the specifications and purposes thereof; and (v) have had no existing pattern or repetition of customer complaints regarding functionality or performance.

The Company has taken all commercially reasonable steps to safeguard the internal and external integrity of the Software and Systems owned or used by or for the Company and the data that such Software and Systems contain (including the data of its customers).

(g)                                  The Company has and maintains offsite data to facilitate the continuance of its businesses in the event of any unplanned interruption in service or unavailability of the Systems used by them, including interruption or unavailability caused by a force majeure event, crisis, or act of God.

(h)                                 Schedule 2.14(h) sets forth a list of all of the Company Products.  Except for Embedded Software licensed to the Company pursuant to an agreement listed on Schedule 2.13(a)(x), the Company owns all Intellectual Property rights in and to the Company Products.  Except as set forth on Schedule 2.14(h), the Company Products do not contain, incorporate, embed, link with or to, or directly or indirectly call from, any Open Source Software (any Open Source Software listed on Schedule 2.14(h) is herein, collectively, “Company Open Source Software” and all licenses under which such Company Open Source Software is used are herein, collectively, the “Open Source Licenses”). Except as set forth on Schedule 2.14(h), (i) the Company has complied in all material respects with all requirements of the Open Source Licenses, including all notice requirements of the Open Source Licenses, (ii) none of the Company Open Source Software has been modified by the Company, (iii) the Company is not required (x) to provide any source code for any Company Product (other than the Company Open Source Software) to any Person, or (y) to license any Company Product or Intellectual Property rights therein (other than the Company Open Source Software) to any Person on a royalty-free basis, and (iv) no material limitations have been imposed on the ability of the Company to use or distribute the Company Products, in each case, pursuant to any of the Open Source Licenses or as a result of using any of the Company Open Source Software.

(i)                                     Except as set forth on the attached Schedule 2.14(i), the Company has not provided access to any of its source code to a third party or deposited source code with an escrow agent.

2.15                        Litigation.  Except as set forth on the attached Schedule 2.15, there are no (and, during the four (4) years preceding the date hereof, there have not been any) Actions pending or, to the Knowledge of the Company threatened against the Company or its business (or, to the Knowledge of the Company, pending or threatened against any of the officers, directors or employees of the Company with respect to their activities for or on behalf of the Company), or pending or threatened by the Company against any Person, at law or in equity, or before or by any Governmental Authority (including any Actions with respect to the transactions contemplated by this Agreement).  To the Knowledge of the Company, the Company is not subject to any governmental investigation or inquiry. The foregoing includes Actions pending or threatened involving the prior employment of any of the Company’s employees, their use in connection with the Company’s business of any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers. The Company is not subject to any judgment, order or decree of any Governmental Authority.

2.16                        Compliance with Laws.  Except as set forth on the attached Schedule 2.16:

(a)                                 The Company in all material respects has complied and is in compliance with all applicable Laws relating to the operation of its business and the maintenance and operation of its properties and assets, and all Laws applicable to it relating to privacy, security and security breach notification requirements applicable to its websites, its Software and Systems and the operation of its business.  No written notices have been received by and no claims have been filed against the Company alleging a violation of any such Laws, and, to the Company’s Knowledge, the Company has not been subject to any adverse inspection, finding, investigation, penalty assessment, audit or other compliance or enforcement action.  The Company has not made any bribes, kickback payments or other similar payments of cash or other consideration, including payments to customers or clients or employees of customers or clients for purposes of doing business with such Persons.

(b)                                 The Company holds and in all material respects is in compliance with all permits, licenses, bonds, approvals, certificates, registrations, accreditations and other authorizations of all foreign, federal, state and local Governmental Authorities required for the conduct of its business and the ownership of its properties, and the attached Schedule 2.16(b) sets forth a list of all of such material permits, licenses, bonds, approvals, certificates, registrations, accreditations and other authorizations.  No written notices have been received by the Company alleging the failure to hold any of the foregoing.

(c)                                  The Company in all material respects is in compliance with all applicable data protection, privacy and other Laws, in each case governing the collection use, storage, distribution, transfer or disclosure (whether electronically or in any other form or medium) of any personal information or data.  To the Knowledge of the Company, since December 31, 2010, there has not been any notice to, complaint against or audit, proceeding or investigation conducted or claim asserted with respect to the Company, by any Person (including any Governmental Entity) regarding the collection, use, storage, distribution, transfer or disclosure of personal information, and none is pending, or to the Knowledge of the Company, threatened (and to the Knowledge of the Company there is no basis for the same).  The Company has implemented and in all material respects is in compliance with commercially reasonable physical, technical and other measures meeting applicable industry standards to assure the integrity and security of transactions executed through its computer systems and of all confidential or proprietary data.  Except as set forth on the attached Schedule 2.16(c), since December 31, 2010, there has been no actual or, to the Knowledge of the Company, alleged material breach of security or unauthorized access to or acquisition, use, loss, destruction, compromise or disclosure of any personal information, confidential or proprietary data or any other such information maintained or stored by or on behalf of the Company and, to the Knowledge of the Company, there have been no facts or circumstances that would require the Company to give notice to any customers, vendors, consumers or other similarly situated Persons of any actual or perceived data security breaches pursuant to any Law or contract.

2.17                        Environmental and Safety Matters.  Except as set forth on the attached Schedule 2.17:

(a)                                 The Company in all material respects has complied during the three (3) years prior to the date hereof, and is in compliance with, all Environmental and Safety Requirements.

(b)                                 Without limiting the generality of the foregoing, the Company holds and is in compliance with, all permits, licenses and other authorizations that it is required to hold pursuant to Environmental and Safety Requirements for the occupation of its facilities and the operation of its business.

(c)                                  The Company has not received any written notice from any Governmental Authority or other Person regarding any actual or alleged violation of Environmental and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to the Company, its business or its past or current facilities arising under Environmental and Safety Requirements.

(d)                                 The Company has not arranged for the transportation or disposal of Hazardous Materials from its business or generated, treated, stored or disposed of Hazardous Materials at any of its past or current facilities or any other location except in material compliance with Environmental and Safety Requirements and in a manner that would not reasonably be expected to give rise to material liability under Environmental and Safety Requirement.

(e)                                  The Company has not assumed or agreed to indemnify any liabilities of any other Person arising under Environmental and Safety Requirements.

2.18                        Employees.  The attached Schedule 2.18 correctly sets forth the name, title, start date, annual salary or hourly wage (as applicable), and accrued but unused vacation and sick time of all regular employees of the Company, and for each such employee who is absent from active employment as of the date of this Agreement (including as a result of leave of absence or disability) the nature of such leave and anticipated date of return to active employment.  Except as set forth on the attached Schedule 2.18, (a) the Company has no Knowledge that any executive or key employee of the Company or any group of employees of the Company has any plans to terminate employment with the Company; (b) the Company in all material respects has complied and is in compliance with all Laws relating to labor, employment, and personnel (including provisions thereof relating to wages, hours, classification, equal opportunity, collective bargaining, affirmative action, workplace safety, immigration and the withholding and payment of social security and other Taxes), none of the employees of the Company is represented by a labor union, and, to the Knowledge of the Company, the Company does not have any labor relations problems; (c) to the Knowledge of the Company, no union organizing activities are underway, threatened, or have occurred within the past three (3) years; (d) there is no strike, slowdown, work stoppage, lockout or other material labor dispute or disruption or unfair labor practice charge involving or affecting the Company underway or, to the Knowledge of the Company, threatened, and no such dispute, charge or disruption has occurred within the past three (3) years; and (e) to the Knowledge of the Company, no executive or key employee of the Company is subject to any noncompete, nondisclosure, confidentiality, employment, consulting or similar agreement relating to or in conflict with the present business activities of the Company except for agreements between the Company and such employee.  Schedule 2.18 sets forth the bonuses paid to the Company’s officers and employees in respect of the fiscal year ended September 30, 2013, and the maximum bonus or other incentive-based amount which may be earned by such officers and employees in respect of the fiscal year ending September 30, 2014.

2.19                        Employee Benefit Plans.

(a)                                 The attached Schedule 2.19(a) sets forth a complete and correct list of each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), each employment, retention, change of control, termination, severance, separation, consulting, independent contractor, bonus, incentive, equity or equity-based, deferred compensation and each other benefit or compensation plan, program, policy, agreement or arrangement maintained, sponsored, or contributed (or required to be contributed) to by the Company, or with respect to which the Company has any current or contingent liability or obligation (each such item listed is referred to herein as a “Plan”).

(b)                                 The Company does not have any obligation under any Plan or otherwise to provide post-employment or post-service medical, health, life insurance or other welfare-type benefits to current or future retired or terminated employees or to any other Person (except for limited continued medical benefit coverage required to be provided under COBRA for which the covered individual pays the full cost of coverage).  The Company in all material respects has complied and is in compliance with the requirements of COBRA.

(c)                                  The Company does not maintain, sponsor, contribute (or is required to contribute) to, or have any current or contingent liability or obligation under or with respect to, any: (i) “defined benefit plan” (as defined in Section 3(35) of ERISA); (ii) “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) multiple employer welfare arrangement (as defined in Section 3(40) of ERISA); or (iv) multiple employer plan as described in Section 413(c) of the Code.  The Company does not have any current or contingent liability or obligation on account of at any time being considered a single employer with any other Person under Section 414 of the Code.

(d)                                 With respect to the Plans, all payments, premiums, contributions, reimbursements or accruals with respect to all employees of the Company for all periods ending prior to or as of the Closing shall have been made or properly accrued on the Latest Balance Sheet.  None of the Plans has any unfunded liabilities with respect to all employees of the Company which are not reflected on the Latest Balance Sheet.

(e)                                  All Plans (as listed on Schedule 2.19(a)) and all related trusts, insurance contracts and funds have been maintained, funded and administered in compliance with their terms and with the applicable provisions of ERISA, the Code, and the requirements of other applicable contracts or Laws.  There has been no “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) or breach of fiduciary duty (as determined under ERISA) involving the Company or any of its employees with respect to any Plan (as listed on Schedule 2.19(a)).  There are no Actions (other than routine claims for benefits) pending or threatened with respect to any Plan, nor is there any basis for any such Action.

(f)                                   Each agreement, contract, plan, or other arrangement that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code to which the

Company is a party (each, a “409A Plan”) complies in form with and has been maintained and operated in good faith compliance with the requirements of Section 409A(a)(2), (3), and (4) of the Code and any U.S. Department of Treasury or Internal Revenue Service guidance issued thereunder and no amounts under any such 409A Plan is or has been subject to the interest and additional tax set forth under Section 409A(a)(1)(B) of the Code. The Company does not have any actual or potential obligation to reimburse or otherwise ‘‘gross-up’’ any Person for the interest or additional tax set forth under Section 409A(a)(1)(B) of the Code.

(g)                                  Each Plan (as listed on Schedule 2.19(a)) that is intended to be qualified under Section 401(a) of the Code is so qualified, has received a current favorable determination letter from the Internal Revenue Service, and there are no circumstances that could adversely affect the qualified status of any such Plan (as listed on Schedule 2.19(a)).

(h)                                 Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in combination with another event, will entitle any current or former employee, officer, director or contractor of the Company to any payment, or accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any current or former employee, officer, director or contractor of the Company.

2.20                        Insurance.  The attached Schedule 2.20 contains a true and complete list of all insurance policies to which the Company is a party or which provide coverage to or for the benefit of or with respect to the Company or to which Seller or the Company is a party which provide coverage to or for any director or employee of the Company in his or her capacity as such (the “Insurance Policies”), indicating in each case the type of coverage, name of the insured, the insurer, the premium, the expiration date of each policy and the amount of coverage.  Seller has delivered to Buyer true and complete copies of all such Insurance Policies.  The attached Schedule 2.20 also describes any self-insurance or co-insurance arrangements by or affecting the Company, including any reserves established thereunder.  Each Insurance Policy is in full force and effect.  The Company is current in all premiums or other payments due under the Insurance Policies and has otherwise complied in all material respects with all of its obligations under each Insurance Policy.  The Company has given timely notice to the insurer of all material claims that may be insured thereby.

2.21                        Tax Matters.  Except as set forth on the attached Schedule 2.21:

(a)                                 The Company has duly and timely filed, or caused to be duly and timely filed, all income and all other material Tax Returns required to be filed by it (taking into account any applicable extension of time within which to file).  Each such Tax Return has been prepared in compliance with all applicable Laws and all such Tax Returns are true, correct and complete in all material respects.  All material Taxes due and payable by the Company have been timely paid in full (whether or not shown or required to be shown on any Tax Returns).  The unpaid Taxes of the Company did not, as of the date of the Latest Balance Sheet, materially exceed the Tax liability accrued on the Latest Balance Sheet and will not exceed such accrual as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Company in filing their Tax Returns.

(b)                                 The Company has deducted, withheld and timely paid to the appropriate Governmental Authority all material Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, owner or other third party, and the Company has timely and accurately complied with all reporting and record keeping requirements related thereto, including filing of Forms W-2 and 1099s (or other applicable forms).

(c)                                  There are no Liens for Taxes (other than Permitted Liens) upon any of the Company Shares or the assets of the Company. To the Knowledge of the Company, no Governmental Authority has threatened in writing that it is in the process of imposing any Lien for Taxes on the Company Shares or assets of the Company.

(d)                                 The Company has not waived any statute of limitations with respect to the payment, collection or assessment of any amount of Taxes, agreed in writing to any extension of time for filing any Tax Return that has not been filed, or consented to extend the period in which any Tax may be assessed or collected by any Tax authority and no such request to waive or extend is outstanding.

(e)                                  No deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Tax has been proposed, asserted or assessed by any taxing authority against the Company.

(f)                                   There is no Tax claim, examination, dispute, investigation, action, suit, taxing authority proceeding or audit now in progress, and the Company has not received any written notices that any Tax claim, examination, dispute, investigation, action, suit, proceeding or audit is pending.

(g)                                  The Company has not received written notice of any claim having ever been made by a taxing authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(h)                                 The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, (v) election by the Company under Section 108(i) of the Code (or any corresponding or similar provision of income Tax Law) or (vi) any gain recognition agreement to which the Company is a party under Code Section 367.

(i)                                     The Company is not a party to or bound by any Tax allocation or tax sharing agreement.

(j)                                    The Company is not a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) of the Code.

(k)                                 The Company is a member of Seller’s Affiliated Group and has not been a member of any other Affiliated Group as a transferee or successor, by contract or otherwise.

(l)                                     The Company is not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of Laws).

(m)                             Schedule 2.21(m) lists all the states with respect to which the Company is required to file any corporate, income or franchise Tax Returns.

(n)                                 The Company is not a partner or a member of any partnership, limited liability company or joint venture, or any other entity classified as a partnership for federal income tax purposes.

(o)                                 The Company is not and has not been a party to any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code.

(p)                                 To the Company’s Knowledge, the Company has correctly classified those individuals performing services as common law employees, leased employees, independent contractors or agents of the Company.

(q)                                 The Company is not subject to Tax in any jurisdiction outside the United States by virtue of (i) having a permanent establishment or other place of business or (ii) having a source of income in that jurisdiction.

(r)                                    The Company has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(s)                                   The Company has properly collected and remitted sales and similar taxes, including, but not limited to, any self-assessed use taxes, with respect to sales made to its customers and on all taxable purchases or has properly received and retained any appropriate tax exemption certificates and other documentation for all sales made without charging or remitting sales or similar taxes that qualify such sales as exempt from sales and similar taxes.

2.22                        Brokerage and Transaction Bonuses.  There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon Seller or the Company.  Except as set forth on the attached Schedule 2.22, there are no special bonuses, severance or other similar compensation (discretionary or otherwise) payable by the Company to any employee of the Company in connection with or arising out of the transactions contemplated hereby.

2.23                        Affiliate Transactions.  Except as set forth on the attached Schedule 2.23, (i) no officer, director, stockholder, employee, or Affiliate of the Company or, to the Knowledge of the Company, any individual related by blood, marriage or adoption to any such individual or any entity in which any such Person or individual owns any beneficial interests (other than holdings of a less than 2% interest in a publicly traded company), is a party to any agreement, contract, commitment or transaction with the Company or, to the Company’s Knowledge, any of the Company’s material customers, suppliers or vendors, or has any interest in any assets or property used by the Company (other than Company Intellectual Property Rights), and (ii) no officer, director, stockholder, employee, or Affiliate of the Company, or any individual related by blood, marriage or adoption to any such individual or entity in which any such Person or individual owns any beneficial interests, owns any interest in any Company Intellectual Property Rights.     Except as set forth on the attached Schedule 2.23, none of the assets, tangible or intangible, that are used by the Company are owned by Seller or its Affiliates (other than the Company).

2.24                        Customers and Vendors.  Schedule 2.24 attached hereto sets forth (a) a list of the Company’s top customers representing 70% of the Company’s gross revenue and (b) a list of the Company’s top ten (10) vendors (on a consolidated basis) (by aggregate cost of products and/or services purchased from such vendors), for the fiscal years ended September 30, 2012 and September 30, 2013 and for the nine (9)-month period ended June 30, 2014.  The Company has not received any oral or written notice from any customer listed on Schedule 2.24 to the effect that, and the Company does not have any Knowledge that, any such customer will stop, decrease the rate of, or change the terms (whether related to payment, price or otherwise) with respect to, buying products and/or services from the Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise) in any material respect.  The Company has not received any oral or written notice from any vendor listed on Schedule 2.24 to the effect that, and the Company does not have any Knowledge that, such vendor will stop, decrease the rate of, or change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise) in any material respect.

2.25                        Bank Accounts; Names and Locations.  Schedule 2.25 attached hereto lists all of the Company’s bank accounts and designates all authorized signatories for each account.  Except as set forth on the attached Schedule 2.25, neither Seller nor any of its Affiliates (other than the Company) utilizes such Company bank accounts. Except as set forth on the attached Schedule 2.25, during the three year period prior to the execution and delivery of this Agreement, neither the Company nor any of its predecessors has used any other name or names under which it has invoiced account debtors, maintained records concerning its assets or otherwise conducted business.  All of the tangible assets and properties of the Company are located at the locations set forth on Schedule 2.25.

2.26                        Government Contracts.

(a)                                 Schedule 2.26(a) hereto lists and identifies each Government Contract held by the Company on which final payment has not yet been made, identified by: (i) contract name/number, (ii) customer, (iii) date of award, (iv) period of performance, with option periods separately identified, (v) contract type (e.g., firm fixed price, cost reimbursement, time and materials, etc.), and (vi) contract revenue from inception to July 31, 2014.  The Company has provided Buyer true and correct copies of each Government Contract listed under Schedule 2.26(a).  To the Company’s Knowledge, no Government Contract was awarded, in whole or in part, based on the “small business” or other preferred status.  Each Government Contract listed under 2.26(a) was entered into in the ordinary course of business).

(b)                                 Schedule 2.26(b) hereto lists and identifies each outstanding Government Bid made by the Company or by a contractor team or joint venture in which the Company is participating that, if accepted, would lead to a Government Contract, identified by (i) the Governmental Authority to which the Government Bid was submitted, (ii) the date the Government Bid was submitted, (iii) the subject matter of the Government Bid, (iv) the anticipated award date, (v) the estimated period of performance, with option periods separately identified, (vi) the estimated value, and (vii) whether the Government Bid is dependent, in whole or in part, on the “small business” or other preferred status.  The Company represents and warrants that it has provided Buyer true and correct copies of each Government Bid listed under Schedule 2.26(b).

(c)                                  Except as set forth on Schedule 2.26(c), with respect to each Government Contract and Government Bid: (i) all representations and certifications and statements submitted by the Company were, to the Company’s Knowledge, accurate as of their respective effective dates and (ii) the Company expects and intends to perform all obligations under each Government Contract it presently has or which it may be awarded.

(d)                                 To the Company’s Knowledge, there are no facts or allegations that would reasonably be expected to give rise to a future assertion that there has been a breach or violation of a material term of a Government Contract that would give rise to an event of default or a right of termination for default.  The Company has complied with all terms and conditions of each Government Contract that impact the Company’s overall successful performance and profitability under each Government Contract.

(e)                                  Neither the Company nor, to the Company’s Knowledge, any of the Company’s senior management, managers, members, directors, officers, consultants, or affiliates are, or within the last three (3) years have been, suspended or debarred from doing business with any Governmental Authority or have been declared non-responsible or ineligible for contracting with any Governmental Authority.  To the Company’s Knowledge, there are no facts or allegations that would give rise to such suspension or debarment.

(f)                                   Neither the Company nor, to the Company’s Knowledge, any of their officers are under or subject to any administrative, civil or criminal investigation or indictment involving or related to false statements, false claims, misconduct, and/or an alleged violation of a contract requirement or Law or regulation pertaining to any Government Contract or Government Bid.  To the Company’s Knowledge, there are no facts or allegations that would give rise to such investigation or indictment in the future.

(g)                                  Within the last three years, the Company has not conducted or initiated any internal investigation resulting in a voluntary or mandatory disclosure to any Governmental Authority with respect to any alleged or possible irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.  The Company has no actual knowledge of (i) any credible evidence that the Company or any of its principals, employees, agents, or subcontractors may have committed a violation of federal criminal law involving fraud, conflict of interest, bribery or gratuity violations found in Title 18 of the United States Code or of the civil False Claims Act (31 U.S.C. §§ 3729 - 3733) in connection with the award, performance or close out of any Government Contract, any Government Contract on which the

Company received final payment on or after January 1, 2011, or any subcontract, purchase order or other contract issued by the Company to any subcontractor, supplier, vendor or firm that furnished supplies or services for performance of any Government Contract or any such Government Contract or (ii) any credible evidence that the Company or any such subcontractor, supplier, vendor or firm received significant overpayment(s) on any Government Contract or any such Government Contract, subcontract, purchase order, or other contract (other than contract financing payments as defined in FAR § 32.001).

(h)                                 To the Company’s Knowledge, there exist no outstanding claims or disputes, either by a Governmental Authority or by any prime contractor arising under or relating to any Government Contract or Government Bid, including but not limited to a claim for price adjustment under the Truth in Negotiations Act.  To the Company’s Knowledge, there are no facts or allegations that would give rise to such a claim or dispute in the future.

(i)                                     No written termination for default, cure notice or show cause notice has been received with respect to any Government Contract within the last two years.  To the Company’s Knowledge, there are no facts or allegations that would give rise to such a default or notice in the future.

(j)                                    The Company has not made any assignment of any Government Contract or of any interest in any Government Contract to any Person.  The Company has not entered into any financing arrangements with respect to the performance of any Government Contract.

(k)                                 Schedule 2.26(k)(1) hereto lists each multiple award schedule Government Contract awarded by the United States General Services Administration (“GSA”) to the Company, as well as each Order issued thereunder.  Schedule 2.26(k)(2) hereto identifies the basis of award customer (or category of customers) and the Governmental Authority’s price or discount relationship to the identified basis of award customer (or category of customers) agreed to by the GSA and the Company at time of award.  Schedule 2.26(k)(3) hereto sets forth a description of the processes that the Company has implemented to track sales to the basis of award customer (or category of customer) to assure compliance with the Price Reductions Clause in each multiple award schedule Government Contract.

(l)                                     To the Company’s Knowledge, the Company has complied with the notice and pricing requirements of the Price Reduction Clause in each multiple award schedule Government Contract, and to the Company’s Knowledge, there are no facts or circumstances that would result in a demand by any Governmental Authority for a refund based upon the failure to comply with the Price Reductions Clause.  With respect to each multiple award schedule Government Contract awarded by the GSA to the Company, all industrial funding fees required have been paid.  Schedule 2.26(l)(1) hereto lists each pre-award and post-award audit or review conducted by the GSA of each multiple award schedule Government Contract awarded by the GSA to the Company.  A complete and accurate copy of the report of each such audit has been made available to the Buyer.

(m)                             For purposes of this Section 2.26, if not otherwise defined in this Agreement, the terms and phrases in this Section 2.26 shall have the meaning set forth in the Federal Acquisition Regulation, codified at Title 48 Code of Federal Regulations.

2.27                        Closing Date.  The representations and warranties contained in this ARTICLE II are true and correct on the date of this Agreement (except in each case with respect to any representations or warranties made as of a specific date, in which case such representations and warranties shall be true and correct as of such date).

ARTICLE III

REPRESENTATIONS AND WARRANTIES CONCERNING SELLER

As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller hereby represents and warrants to Buyer as follows:

3.1                               Authorization.  Seller possesses all requisite power and authority necessary to carry out the transactions contemplated by this Agreement.  To the extent applicable, Seller’s execution, delivery and performance of this Agreement and all other agreements and instruments contemplated hereby to which Seller is a party have been duly authorized by Seller.  This Agreement and all other agreements or instruments contemplated hereby to which Seller is a party or by which Seller is bound, when executed and delivered by Seller in accordance with the terms hereof, shall each constitute a valid and binding obligation of Seller, enforceable in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and (b) general principles of equity.  The assignments, endorsements, stock powers and other instruments of transfer delivered by Seller to Buyer at the Closing, upon payment therefor in accordance with this Agreement, will be sufficient to transfer Seller’s entire interest, legal and beneficial, in the Company Shares owned by Seller.  Seller has full power and authority to convey good title to all of the Company Shares owned by Seller.

3.2                               Title to Company Shares.  Seller owns of record and beneficially all of the Company Shares, and Seller has good and marketable title to such Company Shares, free and clear of all Liens.  Seller is not a party to (a) any option, warrant, purchase right or other contract or commitment (other than this Agreement) that could require Seller to sell, transfer or otherwise dispose of any Capital Stock of the Company or (b) any voting trust, proxy, or other agreement or understanding with respect to the voting of any Capital Stock of the Company.  At the Closing, Seller shall sell, transfer and convey the Company Shares to Buyer free and clear of all Liens.

3.3                               Governmental Approvals and Other Consents.  No permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance of this Agreement by Seller or the consummation by Seller of the transactions contemplated hereby.

3.4                               Noncontravention.  The execution and delivery by Seller of this Agreement and all of the other agreements and instruments contemplated hereby to which Seller is a party and the fulfillment of and compliance with the respective terms hereof and thereof by Seller do not and shall not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under (whether with or without the passage of time, the giving of notice or both), (c) result in the creation of any Lien upon the Company Shares pursuant to, (d) result in a violation of, or (d) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with, any third party or any Governmental Authority pursuant to (i) Seller’s charter documents, bylaws or other constituent documents or (ii) any Law to which Seller is subject.

3.5                               Litigation.  There are no Actions pending or, to Seller’s Knowledge, threatened against or affecting Seller at law or in equity.

3.6                               Closing Date.  The representations and warranties contained in this ARTICLE III are true and correct as of the date hereof (except in each case with respect to any representations or warranties made as of a specific date, in which case such representations and warranties shall be true and correct as of such date).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES CONCERNING BUYER

As an inducement to Seller and the Company to enter into this Agreement and consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller and the Company as follows:

4.1                               Organization.  Buyer is a corporation validly existing and in good standing under the laws of Japan.  Buyer has all requisite power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder.

4.2                               Authorization.  The execution, delivery and performance by Buyer of this Agreement and all of the other agreements and instruments contemplated hereby to which Buyer is a party and the consummation of the transactions contemplated hereby have been duly and validly authorized by Buyer, and no other act or proceeding on the part of Buyer, its board of directors or equityholders is necessary to authorize the execution, delivery or performance of this Agreement and all of the other agreements and instruments contemplated hereby to which Buyer is a party and the consummation of the transactions contemplated hereby.  This Agreement and all other agreements or instruments contemplated hereby to which Buyer is a party or by which Buyer is bound, when executed and delivered by Buyer in accordance with the terms hereof, shall each constitute a valid and binding obligation of Buyer, enforceable in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and (b) general principles of equity.

4.3                               Governmental Approvals and Other Consents.  Except as set forth on Schedule 4.3 attached hereto, no permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby.

4.4                               Litigation. There are no Actions pending or, to Buyer’s knowledge, threatened against or affecting Buyer, at law or in equity, which would adversely affect Buyer’s performance under this Agreement or the consummation of the transactions contemplated hereby.

4.5                               No Other Representations.  Without limiting any claims alleging or based on fraud, Buyer acknowledges and represents that Seller has not made and is not making, and that Buyer is not relying on, any representations or warranties regarding Seller, Seller’s business, the Company, the Company’s business or their respective assets or the subject matter of this Agreement, express or implied, except for the express representations and warranties set forth in ARTICLE II and ARTICLE III of this Agreement.

4.6                               Closing Date.  The representations and warranties contained in this ARTICLE IV are true and correct as of the date hereof (except in each case with respect to any representations or warranties made as of a specific date, in which case such representations and warranties shall be true and correct as of such date).

ARTICLE V

ADDITIONAL CLOSING DELIVERIES

5.1                               Closing Deliveries by Seller.   In addition to the deliveries to be made by Seller pursuant to Section 1.3(b), Seller shall deliver the following to Buyer at Closing:

(a)                                 duly executed employment offer letter for Peter Smith in the form attached hereto as Exhibit A-1 and such agreement shall be in full force and effect;

(b)                                 duly executed employment offer letters for all Company employees named in Schedule 2.18 and not included in Section 5.1(a);

(c)                                  all third-party consents and approvals that are identified with an asterisk (*) on the attached Schedule 2.3;

(d)                                 an affidavit, in the form attached hereto as Exhibit B, dated as of the Closing Date, under penalties of perjury, stating that the Company is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code;

(e)                                  certified copies of the resolutions of Seller’s and the Company’s boards of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which each is a party and the consummation of the transactions contemplated hereby and thereby;

(f)                                   a copy of Form 8023 duly executed by the Seller;

(g)                                  the resignations, effective as of the Closing, of each director and officer of the Company;

(h)                                 good standing certificates for the Company from its jurisdiction of organization and each jurisdiction in which the Company is qualified to do business as a foreign entity (as applicable), in each case dated not more than ten (10) days prior to the Closing Date;

(i)                                     evidence of full payment of all annual licensing fees due by August 31, 2014 under the kCura Licensing Agreement;

(j)                                    evidence of full payment of the $5,042,668.00 intercompany payable owed by the Company to Seller;

(k)                                 evidence of the assignment to the Company of each of the domain names set forth on Annex B hereto; and

(l)                                     a certificate of the Company certifying as to (i) the Company’s articles of incorporation and bylaws (or similar governing documents) in effect on the Closing Date and (ii) the valid adoption of resolutions of the boards of directors of the Company and of Seller (as sole shareholder of the Company) approving this Agreement and the consummation of the transaction contemplated hereby.

Unless otherwise specifically provided herein, all proceedings to be taken by Seller and the Company in connection with the consummation of the transactions contemplated hereby, and all agreements, certificates, opinions, instruments and other documents required to be delivered by Seller and/or the Company to effect the transactions contemplated hereby, shall be reasonably satisfactory in form and substance to Buyer.  Any required delivery specified in this Section 5.1 may be waived by Buyer if such waiver is set forth in a writing duly executed and delivered to Seller by Buyer.

5.2                               Closing Deliveries by Buyer.  In addition to the deliveries to be made by Buyer pursuant to Section 1.3(b), Buyer shall deliver the following to Seller at closing:

(a)                                 certified copies of the resolutions of Buyer’s board of directors authorizing the execution, delivery and performance of this Agreement;

(b)                                 certified copies of the resolutions of Buyer as sole shareholder appointing the new directors and officers of the Company; and

(c)                                  the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby to Seller at Closing

ARTICLE VI

INDEMNIFICATION

6.1                               Survival of Representations and Warranties.

(a)                                 Generally.  The representations and warranties in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing and terminate on August 28, 2016 (the “Final Release Date”), except as follows:

(i)                                     the representations and warranties in Section 2.19(Employee Benefit Plans) and Section 2.21 (Tax Matters) shall terminate sixty (60) days after the date upon which the applicable statute of limitations with respect to the liabilities in question expire (after giving effect to any extensions or waivers thereof); and

(ii)                                  the representations and warranties in Section 2.1 (Organization), Section 2.2 (Authorization), Section 2.5 (Capital Stock and Related Matters; Title to Company Shares), Section 2.8 (Guaranties; Indebtedness), Section 3.1 (Authorization), and Section 3.2 (Title to Company Shares) shall survive indefinitely.

Notwithstanding the foregoing, any representation or warranty in respect of which indemnity may be sought under Section 6.2 below, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 6.1 if notice of the inaccuracy or breach thereof giving rise to such right or potential right of indemnity shall have been given to the party against whom such indemnity may be sought prior to the applicable limitation date (regardless of when the Losses in respect thereof may actually be incurred), and any such representation or warranty shall survive until the claim for indemnity with respect to such breach is finally resolved.  For the avoidance of doubt, other than survival limitations for breaches of representations and warranties as set forth in this Section 6.1, there shall be no time limitation for bringing any other claim for indemnification pursuant to this ARTICLE VI.

(b)                                 Special Rule for Fraud.  Notwithstanding anything in this Section 6.1 to the contrary, in the event of any breach of a representation or warranty by a party hereto that constitutes actual fraud, the representation or warranty shall survive consummation of the transactions contemplated in this Agreement and continue in full force and effect without any time limitation.

6.2                               Indemnification Obligations and Procedures.

(a)                                 Indemnification Obligations of Seller.  From and after the Closing, subject to the limitations set forth herein, Seller shall indemnify the Buyer Indemnified Parties and save and hold each of them harmless against and pay on behalf of or reimburse such Buyer Indemnified Parties for any Losses as and when incurred which any such Buyer Indemnified Party may suffer as a result of:

(i)                                     any breach of any representation or warranty concerning the Company set forth in ARTICLE II;

(ii)                                  any breach of any representation or warranty concerning Seller set forth in ARTICLE III;

(iii)                               any breach of any covenant or agreement of Seller set forth in this Agreement; or

(iv)                              the use or transfer of any assets of the Company (including Cash), to the extent such assets are sold, liquidated, disposed of or otherwise used to make payment or discharge any Indebtedness of the Company, pay any dividends to equityholders of the Company or repurchase any equity securities of the Company, in each case following the Calculation Time and prior to the Closing.

(b)                                 Indemnification Obligations of Buyer.  From and after the Closing, subject to the limitations set forth herein, Buyer shall indemnify Seller and its Affiliates, employees, agents, partners, representatives, successors and permitted assigns (“Seller Indemnified Parties”) and hold them harmless against any Losses any such Seller Indemnified Party may suffer as a result of:

(i)                                     any breach of any representation or warranty concerning Buyer set forth in ARTICLE IV or in any certificate delivered by Buyer pursuant to this Agreement; or

(ii)                                  any breach of any covenant or agreement of the Company (to the extent such covenant or agreement is to be performed after the Closing) or Buyer set forth in this Agreement.

(c)                                  Limitations on Seller’s Indemnification Obligations.  Notwithstanding Section 6.2(a)(i) hereof, Seller shall not be required to indemnify the Buyer Indemnified Parties in respect of any Loss subject to indemnification under Section 6.2(a)(i) (x) unless and until the aggregate of all Losses subject to indemnification under Section 6.2(a)(i) exceeds $100,000 (the “Deductible”), in which case Seller shall be required to indemnify the Buyer Indemnified Parties only for such Losses in excess of the Deductible, and (y) from and after the time that Seller has made indemnification payments under Section 6.2(a)(i) (other than payments thereunder to which the Cap does not apply in accordance with the last sentence of this Section 6.2(c)) that in the aggregate are equal to or in excess of $2,000,000 (the “Cap”).  Notwithstanding anything herein to the contrary, the Deductible and the Cap shall not apply to Losses to the extent such Losses arise from or relate to fraud, intentional misrepresentation or a breach of a Fundamental Representation, and, for the avoidance of doubt, shall not apply in any claim for indemnification pursuant to Section 6.2(a)(ii), Section 6.2(a)(iii), Section 6.2(a)(iv) or Section 7.2.

(d)                                 Manner of Payment; Escrow.  Any indemnification of the Buyer Indemnified Parties or the Seller Indemnified Parties pursuant to this Section 6.2 shall be effected by wire transfer of immediately available funds from Seller or Buyer, as the case may be, to an account designated in writing by the applicable Buyer Indemnified Party or Seller Indemnified Party, as the case may be, within fifteen (15) days after a determination thereof that is binding on the Indemnitor; provided, however, that (i) any indemnification owed by Seller to the Buyer Indemnified Parties first shall be paid from the Escrow Funds in the Escrow Account (in which case Seller and Buyer shall deliver any instruction or other documentation required by the Escrow Agent to permit such payment to Buyer (or its designees)), and then, if the Escrow Funds are insufficient to satisfy such indemnification obligation in full, Seller shall pay Buyer, in immediately available funds, the unsatisfied portion of any such payment obligation, and (ii) any indemnification owed by Seller to the Buyer Indemnified Parties or by Buyer to the Seller Indemnified Parties, as the case may be, may, at the Indemnitee’s election, be satisfied by set-off against any amounts due or payable by such Indemnitee to the Indemnitor.  On or around August 28, 2015 (the “Initial Release Date”), Buyer and Seller shall jointly instruct the Escrow Agent to disburse to Seller the amount, if any, by which the Escrow Funds, less a reasonable reserve amount (to be determined jointly by Buyer and Seller in good faith) in respect of any claims submitted by any Buyer Indemnified Parties prior to the Initial Release Date in accordance with this ARTICLE VI that remain pending as of such date (including claims that are the subject of a Dispute Notice or that are otherwise unsatisfied as of such date, such as (by way of example) claims for which a Direct Claim Notice has been delivered but for which the thirty (30) day objection period has not expired), exceed $350,000.  On the Final Release Date, Buyer and Seller shall jointly instruct the Escrow Agent to disburse to Seller the balance of the Escrow Funds, less a reasonable reserve amount (to be determined jointly by Buyer and Seller in good faith) in respect of any claims submitted by any Buyer Indemnified Parties prior to the Final Release Date in accordance with this ARTICLE VI that remain pending as of such date (including claims that are the subject of a Dispute Notice or that are otherwise unsatisfied as of such date, such as (by way of example) claims for which a Direct Claim Notice has been delivered but for which the thirty (30) day objection period has not expired).

(e)                                  Third Party Claims.  Any Person making a claim for indemnification under this Section 6.2 (an “Indemnitee”) shall notify the indemnifying party (an “Indemnitor”) of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party) (each a “Third Party Claim”), describing the claim, the amount thereof (if known and quantifiable) and the basis thereof.  Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing a nationally recognized and reputable counsel reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense; provided that, prior to the Indemnitor assuming control of such defense it shall first verify to the Indemnitee in writing that such Indemnitor shall be fully responsible pursuant and subject to the terms of this ARTICLE VI for all liabilities and obligations relating to such claim for indemnification and that (subject to the dollar limitations otherwise set forth herein) such Indemnitor shall provide full indemnification (to the extent required hereunder) to the Indemnitee with respect to such action, lawsuit, proceeding, investigation or other claim giving rise to such claim for indemnification hereunder; and provided further, that:

(i)                                     the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnitee (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnitor effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnitor);

(ii)                                  the Indemnitor shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnitee) and, assuming such claim for indemnification is valid and the indemnification rights set forth in this Section 6.2 apply, shall pay the reasonable fees and expenses of counsel retained by the Indemnitee if (A) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation; (B) the Indemnitee reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would have a material adverse effect on the Indemnitee’s reputation or future business prospects; (C) the claim seeks an injunction or equitable relief against the Indemnitee; (D) the Indemnitee has been advised by legal counsel that there are one or more legal or equitable defenses available to the Indemnitee that are different from or in addition to those available to the Indemnitor and the Indemnitee is advised by legal counsel that legal counsel for the Indemnitor could not adequately represent the Indemnitee’s interests because they conflict with those of the Indemnitor; (E) upon petition by the Indemnitee a court of competent jurisdiction rules that the Indemnitor failed or is failing to vigorously prosecute or defend such claim; or (F) the claim asserts Losses that expressly exceed the maximum amount that such Indemnitee could then be entitled to recover under the applicable provisions of Section 6.2;

(iii)                               if the Indemnitor shall control the defense of any such claim, the Indemnitor shall obtain the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld, before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such claim, without prejudice; and

(iv)                              if the Indemnitor is not entitled to, or does not, assume control of such defense pursuant to the preceding provisions of this Section 6.2(e), the Indemnitee shall control such defense without waiving any right that the Indemnitee may have against the Indemnitor for indemnification pursuant to this Section 6.2(e).

For the avoidance of doubt, this Section 6.2(e) shall not apply to any Tax Matter, which shall be governed exclusively by Section 7.2(j) and Section 7.2(k) herein.

(f)                                   Direct Claims.  Any claim by an Indemnitee on account of Losses which does not result from a Third-Party Claim (a “Direct Claim”) will be asserted by giving the Indemnitor reasonably prompt written notice thereof (such notice, a “Direct Claim Notice”).  A Direct Claim Notice will describe the Direct Claim in reasonable detail, will include copies of all available written evidence thereof and will indicate the estimated amount of Losses (if estimable) that have been or may be sustained by the Indemnitee.  The Indemnitor will have a period of thirty (30) days within which to respond in writing to such Direct Claim.  If the Indemnitor does not so respond within such thirty (30) day period, the Indemnitor will be deemed to have rejected such claim, in which event the Indemnitee shall be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Agreement.  If an objection is timely interposed by the Indemnitor (such objection, a “Dispute Notice”), then the Indemnitee and the Indemnitor shall negotiate in good faith for a period of thirty (30) days from the date the Indemnitee receives such objection (such period, or such longer period as agreed in writing by the parties, is hereinafter referred to as the “Negotiation Period”).  If the Direct Claim that is the subject of the Direct Claim Notice has not been resolved prior to the expiration of the Negotiation Period, the Indemnitor and the Indemnitee may submit the dispute for resolution to a court of competent jurisdiction in accordance with Sections 9.14(b) and Section 9.14(c) hereof and each will be free to pursue such remedies as may be available to them on the terms and subject to the provisions of this Agreement.

(g)                                  Notice of Claims.  A failure to give timely notice or to include any specified information in any notice as provided in this Section 6.2 will not affect the rights or obligations of any party hereunder, except to the extent that, as a result of such failure, any party which was entitled to receive such notice was materially prejudiced as a result of such failure.

(h)                                 Recoveries.  The amount of any Loss suffered by an Indemnitee under this Agreement will be reduced by the amount, if any, of (i) the cash recovery (net of reasonable out of pocket expenses incurred in obtaining such recovery and the amount of any retrospective or other current increase in the insurance premiums to the extent attributable to the payment of such cash recovery or the existence of such Losses) that the Indemnitee has actually received with respect thereto under any insurance policies or from a third party and (ii) the Tax Benefit, if any, attributable to such Loss as further set forth in Section 7.2(i). In addition, the amount indemnifiable hereunder on account of a Loss shall be reduced by the amount of any liabilities recorded expressly and specifically with respect thereto in the calculation of the Closing Net Working Capital and/or the Closing Indebtedness to the extent that the effect thereof was to reduce dollar-for-dollar the amount of the Closing Cash Consideration as compared to what it would have been absent such recorded liability (with the intent of this provision to merely be to avoid “double counting”).  If an Indemnitee receives an amount under insurance coverage or from a third party with respect to Losses that have been satisfied by a release of any of the Escrow Funds or other payment from any Indemnitor, then such Indemnitee shall promptly (x) deposit such amount (up to the amount of the Escrow Funds released or such other payment for such purpose and, in the case of insurance proceeds, net of any deductibles paid or any retrospective or other current increase in premiums) into the Escrow Account and such amount shall be part of the Escrow Funds thereafter or (y) at any time following the release of the full amount of the Escrow Amount pursuant to the Escrow Agreement, reimburse such Indemnitor for such amount (up to the amount of the Escrow Funds released or such other payment for such purpose and, in the case of insurance proceeds, net of any deductibles paid or any retrospective or other current increase in premiums).

(i)                                     Purchase Price Adjustment Treatment.  To the extent permitted by applicable Law, all indemnification payments made pursuant to this ARTICLE VI shall be treated as adjustments to the Closing Cash Consideration.

(j)                                    Effect of Investigation.  An Indemnitee’s right to indemnification or other remedies based upon the representations, warranties, covenants and agreements of the Indemnitor shall not be affected by any investigation conducted or knowledge acquired (or capable of being acquired) by the Indemnitee or its officers, directors, employees, equityholders, agents or representatives or any waiver by the Indemnitee of any condition based on the accuracy of any representation or warranty, or compliance with any covenant or agreement.  Such representations, warranties, covenants and agreements shall not be affected or deemed waived by reason of the fact that the Indemnitee knew or should have known that any representation or warranty might be inaccurate or that the Indemnitor failed to comply with any covenant or agreement.  Any investigation by an Indemnitee or its officers, directors, employees, equityholders, agents or representatives shall be for such Indemnitee’s own protection only and shall not affect or impair any right or remedy hereunder.

(k)                                 Materiality.  Notwithstanding anything contained herein to the contrary, for purposes of determining whether there has been a breach and the amount of Losses that are the subject matter of a claim for indemnification or reimbursement hereunder, each representation and warranty in this Agreement and schedules and exhibits hereto shall be read without regard and without giving effect to the terms “material” or “Material Adverse Effect” or similar phrases contained in such representation or warranty (as if such words or phrases were deleted from such representation and warranty).

(l)                                     Exclusive Remedy.  Except as otherwise provided in Section 9.2, from and after the Closing, the remedies provided by this ARTICLE VI, subject to the limitations set forth herein, shall be the sole and exclusive remedies of the Buyer Indemnified Parties and the Seller Indemnified Parties for the recovery of monetary Losses resulting from, relating to or arising out of this Agreement (except as set forth in Sections 1.4 and 1.5, ARTICLE VII and ARTICLE IX and in the case of claims for fraud or intentional misrepresentation, or claims under the other documents entered into in connection with the transactions contemplated hereby) and the parties hereto hereby waive, and release one another from, all other remedies, whether common law or statutory or at equity.

ARTICLE VII

POST-CLOSING AND OTHER COVENANTS

7.1                               General.

(a)                                 In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under ARTICLE VI).  Notwithstanding the foregoing, in the event that after the Closing Seller or any of its Affiliates has retained ownership of or license rights to a tangible or intangible asset or other right (or registration or application therefor) that is primarily related to the Company’s business, for no additional consideration to Seller or cost and expense to Buyer or the Company, Seller shall, and shall cause its Affiliates to, assign such asset(s) or right(s) (and related registrations and applications therefor), as applicable, to the Company (or its designee) and the parties hereto shall execute all other documents and instruments (including, if reasonably requested by Seller, a license or other similar agreement that will provide Seller with all rights and benefits of such asset(s) or right(s) it enjoyed with respect to Seller’s business (other than the Company’s business) prior to such assignment to the Company (or its designees)), and take all other lawful actions reasonably requested, in order to assign and transfer such asset(s) or right(s), as applicable, to the Company (or its designee). Seller acknowledges and agrees that, from and after the Closing, Buyer and the Company will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Company.

(b)                                 For a period of ninety (90) days immediately following the Closing, Seller shall, and shall cause its Affiliates to, provide to the Company such services provided by Seller or an Affiliate thereof that were available to or enjoyed by the Company’s business prior to the

Closing, including those services set forth in the Transition Services Agreement.  To the extent any service that was provided by Seller or any of its Affiliates and was available to or enjoyed by the Company’s business prior to the Closing was omitted from the Transition Services Agreement, then, upon written request from the Company within the ninety (90) day period immediately following the Closing, Seller shall, and shall cause its Affiliates to, provide such additional service to the Company for the minimum amount of time reasonably necessary and to the same extent, and on substantially the same basis, as such service was available to or enjoyed by the Company’s business prior to the Closing at a consideration to be agreed upon between the parties.

7.2                               Tax Matters.  The following provisions shall govern the allocation of responsibility as between Buyer, the Company and Seller for certain tax matters following the Closing Date:

(a)                                 Seller shall indemnify the Buyer Indemnified Parties and hold each of them harmless from and against (i) all Taxes (or the non-payment thereof) imposed on the Company for all Pre-Closing Tax Periods, (ii) any and all Taxes of any member of an Affiliated Group of which the Company is or was a member on or prior to the Closing Date, including any Tax liability that might be imposed on the Company under Treasury Regulation Section 1.1502-6, (iii) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing and (iv) the amount of any employment or payroll Taxes imposed on Buyer or the Company with respect to the payment of any Retention Liabilities. Seller shall reimburse the Buyer Indemnified Parties for any Taxes which are the responsibility of Seller pursuant to this Section 7.2(a) within five (5) days after receiving notice from Buyer that payment of such Taxes has either been made or will be made by Buyer or the Company; provided, however, that Seller shall not be liable for, and shall not indemnify any Buyer Indemnified Party for, (A) any Taxes to the extent that such Taxes were included in the amount set forth in clause (xii) of the definition of Indebtedness as finally determined hereunder and after applying any reductions to such amount pursuant to Section 7.2(m) or (B) any employment or payroll Taxes to the extent Seller funded to the Company an amount in cash sufficient to satisfy such Taxes in accordance with Section 7.8.

(b)                                 In the case of any Straddle Period, the amount of any Taxes based on or measured by income or receipts for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity shall be deemed to terminate at such time), and the amount of any other Taxes for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire Taxable period, multiplied by a fraction, the numerator of which is the number of days in the Taxable period ending on the Closing Date, and the denominator of which is the number of days in such Straddle Period.

(c)                                  Buyer shall be responsible for and shall pay or cause to be paid all Taxes of the Company for which Seller is not required to indemnify Buyer pursuant to Section 7.2(a) (such Taxes, “Buyer Taxes”). Buyer and the Company shall indemnify and hold harmless Seller against all Buyer Taxes within five (5) days after receiving notice from Seller that payment of such Taxes either has been made or will be made by Seller.

(d)                                 All amounts, adjustments or indemnification payments paid by Seller or Buyer pursuant to this Section 7.2 shall, to the extent permitted by applicable Law, be treated as adjustments to the purchase price for all Tax purposes.

(e)                                  Seller shall timely file or cause to be timely filed all federal, state, local and foreign Tax Returns to be filed by or with respect to Taxes of the Company for any taxable year or other taxable period ending on or prior to the Closing Date the due date of which (taking into account any valid extension of time within which to file) is after the Closing Date (the “Seller Returns”).  Buyer shall timely file or cause to be timely filed all federal, state, local, and foreign Tax Returns (A) to be filed by or with respect to the income, assets, properties and operations of the Company or any successor thereto for any taxable year or other taxable period ending on or prior to the Closing Date the due date of which (taking into account any valid extension of time within which to file) is after the Closing Date but excluding any Seller Returns and (B) for any Straddle Period (“Buyer Returns”). All Seller Returns and Buyer Returns shall be prepared in accordance with past practices of the Company unless otherwise required by applicable Law.  The Person responsible for preparing the Seller Returns or Buyer Returns, as the case may be, shall submit such Tax Returns that are income Tax Returns (with copies of any relevant schedules, work papers and other documentation then available as requested by the other party) to the other party for such other party’s approval not less than fifteen (15) days prior to the due date (taking into account valid extensions of time to file) for the filing of such Tax Return, which approval shall not be unreasonably withheld, conditioned or delayed.  In addition, the Person preparing a Tax Return under this Section 7.2(e) shall reflect comments from the other party in such Tax Return to the extent such comments are not inconsistent with past practices of the Company unless otherwise required by applicable Law.  Seller shall deliver to Buyer a package detailing the Tax information and other materials, including schedules and work papers required by Seller to enable it timely to prepare and file all Seller Returns required to be prepared and filed by it pursuant to this Section 7.2(e).

(f)                                   Subject to Sections 7.2(j) and (k), Buyer, the Company and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns pursuant to this Section 7.2 and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. The Company, Seller and Buyer, as the case may be, agree (A) to retain all books and records with respect to Taxes pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Company, Seller or Buyer, as the case may be, shall allow the other party to take possession of such books and records; provided, however, that a Person shall have no obligation to provide access to any information protected by legal privilege or that it is contractually prohibited from providing to the other, it being agreed that such Person shall use reasonable efforts to remove or obtain a waiver of such contractual prohibitions.  Buyer and Seller further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(g)                                  All Tax sharing agreements or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

(h)                                 All transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest), incurred in connection with the consummation of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne equally by the Buyer and Seller, and such party shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and fees, and, if required by applicable Law, the other parties shall join in the execution of any such Tax Returns and other documentation.

(i)                                     If Seller makes any indemnity payment under Section 6.2(a) or Seller makes any indemnity payment under Section 7.2, and the event giving rise to such payment results in Buyer, the Company or any of their Affiliates realizing a U.S. federal, state, local or foreign Tax Benefit prior to the end of the third taxable year ending after such event, then (i) any indemnity amount to be paid under Section 6.2(a) or Section 7.2 shall be reduced by such Tax Benefit realized prior to the indemnity payment, and (ii) to the extent such Tax Benefit is realized after Seller pays the relevant Buyer Indemnified Party such indemnity payment under Section 6.2(a) or Section 7.2, Buyer shall pay Seller the amount of such Tax Benefit.  For purposes hereof, a “Tax Benefit” shall be treated as realized at such time or times as and to the extent that the Indemnified Party realizes a reduction in the actual amount of Taxes which Buyer, the Company or their Affiliates would otherwise have had to pay if the event giving rise to the indemnification payment had not occurred, calculated by computing the amount of Taxes before and after inclusion of any Tax deductions attributable to the event giving rise to the indemnification payment (treating such Tax deductions as the last items claimed).

(j)                                    Seller shall, by providing written notice to Buyer within 10 days of receiving notice of a Tax Matter, have the right to assume control of any audit or examination by any taxing authority, and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of the Company with respect to any taxable period ending on or prior to the Closing Date for which Seller is obligated to indemnify Buyer under Section 6.2(a) (each, a “Tax Matter”); provided that, prior to Seller assuming control of such Tax Matter it shall first verify to Buyer in writing that Seller shall be fully responsible pursuant and subject to the terms of this Agreement for all liabilities and obligations relating to such Tax Matter and that (subject to the dollar limitations otherwise set forth herein) Seller shall provide full indemnification (to the extent otherwise required hereunder) to Buyer with respect to such Tax Matter; and provided further, that: Seller shall not be entitled to assume control of such Tax Matter (unless otherwise agreed to in writing by Buyer) and shall pay the reasonable fees and expenses of counsel retained by Buyer if (A) the Tax Matter relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation; (B) Buyer reasonably believes an adverse determination with respect to the Tax Matter would have a material adverse effect on Buyer’s reputation or future business prospects; (C) the claim seeks an injunction or equitable relief against Buyer, the Company or its Affiliates; (D) upon petition by Buyer a court of competent jurisdiction rules that Seller failed or is failing to vigorously prosecute or defend such Tax Matter; or (E) the claim asserts Losses that expressly exceed the maximum amount that Seller could then be entitled to recover under the applicable provisions of this Agreement.  With respect to any Tax Matter controlled by Seller, Seller shall (1) timely consult with Buyer on an ongoing basis regarding the Tax issues raised in such Tax Matter, (2) keep Buyer (and its agents) informed as to the progress of any Tax Matter in a timely manner, (3) promptly provide copies of all correspondence or other documents relating to such Tax Matter to Buyer (or its agents), and (4) promptly provide notice of any scheduled meetings (whether telephonic or in person) with any taxing authority and permit Buyer, at Buyer’s expense, to attend and participate in such meetings.  Seller shall not enter into any settlement of, or otherwise compromise, any such Tax Matter that would adversely affect Buyer or the Company for any Post-Closing Tax Period without the prior written consent of Buyer, which consent shall not be unreasonably withheld.  Any Tax Matter arising with respect to a Straddle Period shall be jointly controlled by Seller and Buyer.

(k)                                 Except as provided in Section 7.2(j), Buyer shall have the exclusive authority to control any Tax Matter. Buyer shall not enter into any settlement of, or otherwise compromise, any such Tax Matter that would adversely affect Seller without the prior written consent of Seller, which consent shall not be unreasonably withheld.

(l)                                     With respect to any taxable period ending on or before the Closing Date, any Tax refund (including any interest in respect thereof) received by Buyer or the Company, and any amounts of overpayments of Tax credited against Tax that Buyer or the Company is entitled, in each case, attributable to Taxes paid by Seller or the Company prior to the Closing or Seller after the Closing shall be for the account of Seller, and Buyer shall pay over to Seller any such amounts within fifteen (15) days after the receipt or entitlement of such refund or credit.

(m)                             Without duplicating any amounts payable to Seller under Section 7.2(l), if the amount of unpaid Taxes taken into account by application of clause (xii) of the definition of Indebtedness hereunder exceeds the actual amount of Taxes required to be paid by Buyer or the Company after the Closing Date with respect to such included amounts, then upon the determination that such excess exists, in connection with the filing of the applicable Tax Returns, Buyer shall cause the Company to promptly pay over to Seller such excess amount within fifteen (15) days of the filing of the applicable Tax Returns.

(n)                                 Seller and Buyer may make, or cause to be made, a joint election for the Company under Section 338(h)(10) of the Code and under any applicable similar provisions of state law with respect to Buyer’s purchase of the shares of capital stock of the Company (all such elections being referred to collectively as a “Section 338(h)(10) Election”).  Seller will duly execute, or cause to be executed, IRS Form 8023 (or any comparable form required for purposes of making such elections under state Law) and such forms shall be delivered to the other party at or prior to the Closing Date.  If any changes are required in these forms as a result of information which is first available after these forms are prepared, the Parties will promptly agree on such changes.

(o)                                 Within sixty (60) days following the determination of any adjustment to the purchase price pursuant to Section 1.4, Buyer shall prepare and deliver to Seller a schedule (the “Proposed Allocation Schedule”) allocating the “aggregate deemed sales price”, as defined in Treasury Regulation Section 1.338-4 and the “aggregate grossed up basis”, as defined in Treasury Regulation Section 1.338-5, in compliance with Treasury Regulation Sections 1.338-6, 1.338-7 and 1.338-11, as applicable.  Buyer shall provide to Seller its determinations of fair market value for each class of assets deemed sold pursuant to the Section 338(h)(10) Election used in determining the amounts reflected in the Proposed Allocation Schedule and in sufficient detail for Seller to validate such allocation, provided, however, that, notwithstanding anything to the contrary herein, Buyer shall not be required to disclosure any proprietary methods, information or calculations to Seller.  The Proposed Allocation Schedule shall be deemed to be accepted by and shall be conclusive and binding on Seller except to the extent, if any, that Seller shall have delivered within thirty (30) days after the date on which the Proposed Allocation Schedule is delivered to Seller, a written notice to Buyer stating each and every item to which Seller, reasonably and in good faith, takes exception (it being understood that any amounts not disputed shall be final and binding).  If no exception is taken to the Proposed Allocation Schedule, it shall become the “Final Allocation Schedule” and shall be binding upon the Parties and each of Buyer and Seller shall file and cause their respective Affiliates to file all federal, state, local and foreign Tax Returns in accordance with the Final Allocation Schedule.  If a change proposed by Seller reasonably and in good faith is disputed by Buyer, then Seller and Buyer shall negotiate in good faith to resolve such dispute.  If, after a period of twenty (20) days following the date on which Seller gives Buyer notice of any such proposed change, any such proposed change still remains disputed, then Buyer and Seller shall submit the disputed Proposed Allocation Schedule to the Arbiter for review and resolution in accordance with the procedures and terms provided in Section 1.4of this Agreement.

7.3                               Confidentiality.  Seller agrees not to disclose or use at any time (and shall cause each of its Affiliates not to use or disclose at any time) any Confidential Information.  Seller further agrees to take all commercially reasonable steps (and to cause each of its Affiliates to take all commercially reasonable steps) to safeguard such Confidential Information and to protect it against disclosure or use in breach of this Agreement and theft.  In the event Seller or any of its Affiliates is required by Law to disclose any Confidential Information, Seller shall promptly notify Buyer in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and Seller shall cooperate with Buyer and the Company (at the Company’s expense) to preserve the confidentiality of such information consistent with applicable Law.  Each of the Company, Seller and Buyer acknowledges and agrees that the other parties would be damaged irreparably in the event this Section 7.3 is not performed in accordance with its specific terms or is otherwise breached.  Accordingly, Seller agrees that Buyer and the Company shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 7.3 and to enforce specifically this Section 7.3 and the terms and provisions hereof in any action instituted in any court in the United States or in any state having jurisdiction over the parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto.

7.4                               Non-Competition; Non-Solicitation; Non-Disparagement.

(a)                                 Seller hereby acknowledges that they are familiar with the Company’s trade secrets and with other Confidential Information.  Seller acknowledges and agree that Buyer and the Company would be irreparably damaged if the Seller Group were to provide services to or otherwise participate in the business of any Person competing with the Company to the extent prohibited by this Section 7.4 and that any such competition by the Seller Group would result in a significant loss of goodwill by Buyer and the Company.  Seller further acknowledges and agrees that the covenants and agreements set forth in this Section 7.4 were a material inducement to Buyer to enter into this Agreement and to perform its obligations hereunder, and that Buyer and its stakeholders would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the parties hereto if any member of the Seller Group breached the provisions of this Section 7.4.  Therefore, Seller agrees, in further consideration of the amounts to be paid hereunder for the Company Shares and the goodwill of the Company sold by Seller, that:

(i)                                     for a period of eighteen (18) months following the Closing Date, Seller shall not (and shall cause the Seller Group not to), directly or indirectly, own any interest in, manage, control, participate in (whether as an officer, director, employee, partner, member, agent, representative or otherwise), render services for or in any other manner engage in any business that directly (including through a compensated intermediary or targeted marketing efforts) produces or provides any goods or services of the type or nature offered or sold by the Company, Buyer or Buyer’s other Subsidiaries anywhere in the Restricted Territory;

(ii)                                  for a period of three (3) years following the Closing Date, Seller shall not (and shall cause the Seller Group not to) (A) directly or indirectly call on or solicit any Existing Customer to purchase or subscribe for any goods or services of the type or nature offered or sold by the Company, Buyer or Buyer’s other Subsidiaries, (B) directly or indirectly induce or attempt to induce any Existing Customer to cease doing business with, or to reduce its business or prospective business with, the Company, Buyer or Buyer’s other Subsidiaries and (C) target or cause to be targeted, or otherwise make any focused sales efforts to, any Existing Grassroots Customer as it relates to any business anywhere in the Restricted Territory;

(iii)                               for a period of three (3) years following the Closing Date, Seller shall not (and shall cause the Seller Group not to) directly, or indirectly through another Person, (A) induce or attempt to induce any employee the Company, Buyer or any of Buyer’s other Subsidiaries to leave the employ of the Company, Buyer or such Subsidiary, or in any way interfere with the relationship between the Company, Buyer or such Subsidiary and any employee thereof or (B) hire any person who is then an employee of the Company, Buyer or any of Buyer’s other Subsidiaries or who was an employee of the Company, Buyer or Buyer’s other Subsidiaries at any time during the one-year period immediately prior to the date on which such hiring would take place (it being conclusively presumed by the parties so as to avoid any disputes under this Section 7.4(a)(iii) that any such hiring within such one-year period is in violation of clause (A) above);

(iv)                              for a period of three (3) years following the Closing Date, Seller shall not (and shall cause the Seller Group not to) (A) make any negative statement or communication regarding Buyer, the Company, any of their respective Affiliates or any of their respective shareholders, partners, members, directors, officers, employees or agents with the intent to harm any such Person or (B) publicly make any derogatory or disparaging statement or communication regarding Buyer, the Company, any of their respective Affiliates or any of their respective shareholders, partners, members, directors, officers, employees or agents.  Nothing in this Section 7.4(a)(iv) shall limit Seller’s or its Affiliates’ ability to make true and accurate statements or communications in connection with any disclosure required pursuant to applicable Law;

Seller acknowledges that the Company’s business has been conducted or is presently proposed to be conducted throughout the United States of America and its territories (the “Restricted Territory”) and that the geographic restrictions set forth above are reasonable and necessary to protect the goodwill of the Company’s business being sold by Seller pursuant to this Agreement.  Notwithstanding the foregoing, nothing herein shall prohibit any member of the Seller Group from being a passive owner of not more than 2% of the outstanding stock of any class of a corporation which is publicly traded so long as none of such Persons has any active participation in the business of such corporation.

(b)                                 If, at the time of enforcement of the covenants contained in this Section 7.4 (the “Restrictive Covenants”), a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed and directed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by Law.  Seller has consulted with legal counsel regarding the Restrictive Covenants and based on such consultation has determined and hereby acknowledges that the Restrictive Covenants are reasonable in terms of duration, scope and area restrictions and are necessary to protect the goodwill of the Company’s business and the substantial investment in the Company made by Buyer hereunder.  Seller further acknowledges and agrees that the Restrictive Covenants are being entered into by it in connection with the sale by Seller of the Company Shares and the goodwill of the Company’s business pursuant to this Agreement.

(c)                                  If any member of the Seller Group breaches, or threatens to commit a breach of, any of the Restrictive Covenants, Buyer and the Company shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to Buyer, the Company or any of their respective Affiliates at Law or in equity: (i) the right and remedy to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to Buyer and the Company and that money damages would not provide an adequate remedy to them; and (ii) the right and remedy to require Seller to account for and pay over to Buyer and the Company any profits, monies, accruals, increments or other benefits derived or received by such Person as the result of any transactions constituting a breach of the Restrictive Covenants.

(d)                                 In the event of any breach or violation by Seller of any of the Restrictive Covenants, the time period of such covenant shall be tolled until such breach or violation is resolved.

(e)                                  References in this Section 7.4 to the Subsidiaries of Buyer shall be deemed to refer to the Subsidiaries of Buyer as of the date of this Agreement as set forth on Annex C hereto.

7.5                               Use of Company Name and Information.  Seller under stands that, subsequent to the Closing, the Company and Buyer exclusively shall own or have the right to use and license the Company Intellectual Property Rights.  From and after the Closing, Seller shall not, and shall cause each of its Affiliates not to, use, directly or indirectly, the name “TechLaw Solutions”, any variation or derivative thereof, or any name confusingly similar thereto, or any other Company Intellectual Property Rights without the prior written consent of Buyer, provided, however, that Seller and its Affiliates may continue to use the names “TechLaw”, “TechLaw Holdings, Inc.” and “TechLaw, Inc” and derivatives thereof. Without limiting the foregoing, Seller (on behalf of itself and its Affiliates) hereby grants to Buyer and Company an exclusive, royalty-free and fully paid-up right and license to use the trademark and trade name “TechLaw Solutions, Inc.” for a period of twenty-four (24) months from the Closing Date in connection with the Business.  Seller agrees that it does not have any rights in, or right to use, the Company Intellectual Property Rights, and none of Seller or any of its Affiliates will contest the ownership or validity of any rights of Buyer and the Company in the Company Intellectual Property Rights.  Seller further agrees that Seller and its Affiliates shall not (directly or indirectly) access, attempt to access, exploit or otherwise use any databases, lists or other records containing information with respect to customers, vendors or other business partners of the Company.  Each of the Company, Seller and Buyer acknowledges and agrees that the other parties would be damaged irreparably in the event this Section 7.5 is not performed in accordance with its specific terms or is otherwise breached.  Accordingly, Seller agrees that Buyer and the Company shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 7.5 and to enforce specifically this Section 7.5 and the terms and provisions hereof in any action instituted in any court in the United States or in any state having jurisdiction over the parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto.

7.6                               Release.

(a)                                 Seller hereby unconditionally and irrevocably acquits, remises, discharges and forever releases, effective as of the Closing, Buyer, the Company and their respective Affiliates, equityholders, partners, managers, trustees, employees, officers, directors and agents from any and all liabilities, Losses and obligations of every kind whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, contract, agreement, arrangement, commitment or undertaking, whether written or oral, to the extent arising on or prior to the Closing; provided that liabilities and obligations acquitted, remised, discharged and released pursuant to this Section 7.6(a) shall not include any rights of Seller under this Agreement and the other documents and agreements executed in consummation of the transactions contemplated by this Agreement.

(b)                                 Seller hereby agrees that it shall not (and shall cause its Affiliates not to) make any claim for indemnification against Buyer, the Company or any of their respective Affiliates by reason of the fact that Seller or any Affiliate of Seller is or was a stockholder, member, director, manager, officer, employee or agent of the Company or any of its Affiliates or is or was serving at the request of the Company or any of its Affiliates as a partner, manager, trustee, director, officer, employee or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement or otherwise) with respect to any action, suit, proceeding, complaint, claim or demand brought by any of the Buyer Indemnified Parties against Seller pursuant to this Agreement or applicable Law or otherwise, and Seller (on its own behalf and on behalf of its Affiliates) hereby acknowledges and agrees that it shall not have any claim or right to contribution or indemnity from the Company or any of its Affiliates with respect to any amounts paid by it pursuant to this Agreement or otherwise.  In no event shall the Company or any of its Affiliates have any liability whatsoever to Seller (or any Affiliate of Seller) for breaches of the representations, warranties, agreements or covenants of Seller hereunder, and Seller shall not (and Seller shall cause its Affiliates not to) in any event seek contribution from the Company or any of its Affiliates in respect of any payments required to be made by Seller pursuant to this Agreement.

7.7                               Shared Contracts.  The parties hereto agree to cooperate and use their commercially reasonable efforts to effect the separation of any contract that applies to the operation of the Company’s business to which Seller or its Affiliates (other than the Company) is a party (each such contract a “Shared Contract”), such that the Company shall be a party to a separate agreement directly with the relevant third party(ies).  To the extent any Shared Contract has not been separated prior to the Closing as described in the preceding sentence, Seller shall, and shall cause its Affiliates to, take all necessary actions to make such Shared Contract available to the Company pursuant to arrangements by which the Company will receive the benefits of such contract as it relates to the Company’s business until the first to occur of: (x) the date of expiration of such Shared Contract and (y) the termination by the relevant third party of such contract; provided, that nothing contained herein shall preclude Seller or its Affiliates from electing not to renew a Shared Contract or from electing to terminate a Shared Contract immediately prior to any automatic renewal thereof, but Seller shall provide advance written notice to Buyer of any such non-renewal or termination.

7.8                               Retention Payments.  Upon the one year anniversary of the Closing Date, the Company shall make Retention Payments payable to certain employees of the Company who have remained employed with the Company since the Closing Date (the “Retention Liabilities”) if (and only to the extent that) Seller and Buyer have funded to the Company an amount in cash equal to such Retention Liabilities (plus the amount of any employment or payroll Taxes that will be imposed on Buyer or the Company with respect to the payment of the Retention Liabilities) by wire transfer of immediately available funds (in U.S. dollars) to an account designated by the Company. In no event shall the Retention Liabilities exceed the amounts set forth on Schedule 7.8.  In connection with the payment of any Retention Liabilities, and in any event within the first two payroll cycles following the one year anniversary of the Closing Date, the Company shall make such Retention Liability Payments (less required withholdings) to the applicable designated employees.

ARTICLE VIII

DEFINITIONS

8.1                               Definitions.  The terms defined in Annex A hereto, whenever used herein, shall have meanings set forth in Annex A for all purposes of this Agreement.  The definitions in Annex A are incorporated into this Agreement as if fully set forth at length herein and all references to a section in such Annex A are references to such section of this Agreement.

8.2                               Usage.

(a)                                 Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)                                 The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(c)                                  The word “or” shall not be exclusive.

(d)                                 The phrase “to the extent” shall mean the degree to which a subject or other matter extends, and such phrase shall not simply mean “if.”

(e)                                  The words “hereof”, “herein”, “hereto”, and “hereunder”, and words of similar import, shall refer to this Agreement as a whole and not any particular provision of this Agreement.

(f)                                   Words denoting any gender shall include all genders.  Where a word is defined herein, references to the singular shall include references to the plural and vice versa.

(g)                                  A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

(h)                                 All references to “$” and dollars shall be deemed to refer to United States currency unless otherwise specifically provided.

(i)                                     All references to a day or days shall be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.

ARTICLE IX

MISCELLANEOUS

9.1                               Expenses.  Buyer will be responsible for all costs and expenses incurred by Buyer and its Affiliates in connection with the negotiation, preparation and entry into this Agreement and the consummation of the transactions contemplated hereby.  Seller will be responsible for all costs and expenses incurred by the Company (prior to Closing) or Seller in connection with the negotiation, preparation and entry into of this Agreement and the consummation of the transactions contemplated hereby (to the extent that any such amount is not included in Closing Indebtedness).

9.2                               Remedies.  Except as expressly provided in this Agreement, each party shall be entitled to enforce specifically any rights under any provision of this Agreement (without posting a bond or other security) and to exercise all other rights granted by Laws.  All such rights and remedies shall be cumulative and non-exclusive, and may be exercised singularly or concurrently.  Each party hereby agrees that if any of the provisions of this Agreement were not performed by any other party in accordance with their specific terms or were otherwise breached:  (a) irreparable damage would occur; (b) no adequate remedy at law would exist and damages would be difficult to determine; and (c) the non-breaching parties shall be entitled to specific performance of the terms hereof.

9.3                               Public Announcements.  Unless required by Law (in which case each of the Company, Buyer and Seller agree to use reasonable efforts to consult with the other party prior to any such disclosure as to the form and content of such disclosure), no press releases, announcements to the employees, customers or suppliers of the Company or other releases of information related to this Agreement or the transactions contemplated hereby will be issued or released without the consent of each of Buyer and Seller.  Notwithstanding the foregoing, Buyer shall be allowed to disclose the terms of this Agreement and the transactions contemplated hereby (a) to authorized representatives and employees of Buyer or its Affiliates, (b) to its and its Affiliates’ investors in connection with summary information about Buyer’s or any of Buyer’s Affiliates’ financial condition, (c) to any of Buyer’s Affiliates, auditors, attorneys, financing sources, potential investors or other agents to whom an Affiliate of Buyer discloses such information in the ordinary course of business, and (d) following the Closing to any bona fide prospective purchaser of the equity or assets of Buyer or its Affiliates; provided that in the case of disclosures made pursuant to clauses (a) through (d), the recipient is informed of the confidential nature of such information and Buyer shall be responsible for any breach of this Section 9.3 by any such recipient as if such recipient was substituted for “Buyer” under this Section 9.3.

9.4                               Amendment and Waiver.  This Agreement may be amended, and any provision of this Agreement may be waived only if such amendment or waiver is set forth in a writing executed by each party hereto.  No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or waive any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

9.5                               Notices.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) if personally delivered, on the date of delivery, (b) if delivered by next-day courier service of national standing (with charges prepaid), on the Business Day following the date of delivery to such courier service for next day delivery, (c) if deposited in the United States mail, first class postage prepaid, on the fifth (5th) Business Day following the date of such deposit, or (d) if delivered by electronic mail, provided the relevant computer record indicates a full and successful transmission (i) on the date of such transmission, if such transmission is completed at or prior to 5:00 p.m., local time of the recipient party, on the date of such transmission, and (ii) on the next Business Day following the date of transmission, if such transmission is completed after 5:00 p.m., local time of the recipient party, on the date of such transmission. Notices, demands and communications shall, unless another address is specified in writing pursuant to the provisions hereof, be sent to the address indicated below:

Notices to the Company:

TechLaw Solutions, Inc.

14500 Avion Parkway, Suite 300

Chantilly, VA  20151

Attention: General Counsel

Email: rweissman@techlawholdings.com

Notices to Seller:

TechLaw Holdings, Inc.

14500 Avion Parkway, Suite 300

Chantilly, VA  20151

Attention: General Counsel

Email: rweissman@techlawholdings.com

Notices to Buyer:

UBIC North America, Inc.

3 Lagoon Drive, Suite 180

Redwood City, CA 94065

Attention:  Keiko Tomura

Email: keiko_tomura@ubicna.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, NY 10020

Attention:  Jack Kantrowitz

Email:  jack.kantrowitz@dlapiper.com

9.6                               Successors and Assigns.  This Agreement and all of the covenants and agreements contained herein and rights, interests or obligations hereunder, by or on behalf of any of the parties hereto, shall bind and inure to the benefit of the respective heirs, successors and assigns of the parties hereto whether so expressed or not, except that neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by Seller or the Company, without the prior written consent of Buyer.  Buyer may assign its rights and obligations hereunder, in whole or in part, (a) to any of its

Affiliates or (b) in connection with any disposition or transfer of all or any portion of the Company or its business in any form of transaction, in each case without the consent of any other Person.  Buyer and, following the Closing, the Company may assign any or all of its rights pursuant to this Agreement to any of their respective lenders as collateral security without the consent of any other Person.

9.7                               Severability.  Without limiting Section 7.4(b), whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

9.8                               Descriptive Headings; Interpretation.  The headings and captions used in this Agreement and the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Any capitalized terms used in any Annex, Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement.  Without limiting the generality of the foregoing but subject to Section 6.2(h), in no event shall the purchase price adjustments provided for herein limit, prejudice or restrict, or be deemed to limit, prejudice or restrict, the rights to indemnification of any party hereunder.

9.9                               No Strict Construction.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.  The parties hereto agree that prior drafts of this Agreement shall not be deemed to provide any evidence as to the meaning of any provision hereof or the intent of the parties hereto with respect to the terms hereof.

9.10                        No Third-Party Beneficiaries.  Except as set forth in Section 6.2, Section 7.2, Section 7.6 and the final sentence of Section 9.6, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement, such third parties specifically including employees and creditors of the Company.

9.11                        Entire Agreement.  This Agreement and the agreements and documents referred to herein contain the entire agreement and understanding among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way.

9.12                        Counterparts.  This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same instrument.

9.13                        Electronic Delivery.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of electronic mail in portable document format or similar format (any such delivery, an “Electronic Delivery”), shall be treated in all manners and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them (by means other than Electronic Delivery) to all other parties.  No party hereto or to any such agreement or instrument shall raise (a) the use of Electronic Delivery to deliver a signature or (b) the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery, as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.14                        Governing Law; JURISDICTION; WAIVER OF JURY TRIAL.

(a)                                 The internal law (and not the law of conflicts) of the Commonwealth of Virginia shall govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.

(b)                                 SUBJECT TO THE PROVISIONS OF SECTION 1.4 (WHICH SHALL GOVERN ANY DISPUTE ARISING THEREUNDER), THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY SUIT, ACTION OR PROCEEDING BROUGHT BY ANY PARTY (I) PURSUANT TO THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE SHALL PROPERLY AND EXCLUSIVELY LIE IN ANY FEDERAL OR STATE COURT LOCATED IN THE COMMONWEALTH OF VIRGINIA. EACH PARTY ALSO AGREES NOT TO BRING ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY OTHER COURT. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH SUIT, ACTION OR PROCEEDING. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH SUIT, ACTION OR PROCEEDING. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT.

(c)                                  THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES TO THIS AGREEMENT

EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

9.15                        Schedules.  The exceptions to the representations or warranties disclosed on one Schedule attached hereto shall constitute an exception to all other representations and warranties made in this Agreement to the extent it is reasonably apparent from the face of the disclosure that such disclosure is applicable thereto; provided that no such disclosure shall constitute an exception to the first sentence of Section 2.9 unless such matter is disclosed on Schedule 2.9.

*     *     *     *     *

IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first written above.

UBIC, INC.

By:	/s/ Masahiro Morimoto
Name:	Masahiro Morimoto
Title:	Chief Executive Officer and Chairman of the Board

TECHLAW HOLDINGS, INC.

By:	/s/ Brian Shutler
Name:	Brian Shutler
Title:	President

TECHLAW SOLUTIONS, INC.

By:	/s/ Brian Shutler
Name:	Brian Shutler
Title:	President

Signature Page to Stock Purchase Agreement

Annex A

“Accounting Principles” means the accounting policies, principles, bases, practices and estimation techniques that are consistent with the same accounting policies, principles, bases, practices and estimation techniques used in preparing the Unaudited Historical Carve-Out Financial Statements, on a going concern basis in accordance with GAAP in force as of December 31, 2013 (with it being understood that, with respect to any calculation herein that is to be made in accordance with GAAP, if any item in the Unaudited Historical Carve-Out Financial Statements was not applied in accordance with GAAP, the “Accounting Principles” shall require that such calculation herein be made in accordance with GAAP).

“Action” means any claim, complaint, charge, action, suit, audit, arbitration, mediation, grievance, inquiry, investigation or other proceeding (including any arbitration proceeding).

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person.

“Affiliated Group” means any affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law).

“Agreement” has the meaning set forth in the Preamble.

“Arbiter” has the meaning set forth in Section 1.4(b).

“Business Day” means any day, other than a Saturday, Sunday or other date on which banks located in New York, New York are closed for business as a result of federal, state or local holiday.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Indemnified Parties” means Buyer and its Affiliates (including, after the Closing, the Company if so designated in writing by Buyer) and their respective stockholders, officers, directors, employees, agents, partners, members, representatives, successors and assigns.

“Buyer Returns” has the meaning set forth in Section 7.2.

“Buyer Taxes” has the meaning set forth in Section 7.2(c).

“Calculation Time” means 11:59 p.m. (New York time) on the day immediately prior to the Closing Date.

“Cap” has the meaning set forth in Section 6.2(c).

“Capital Stock” means, if a Person is a corporation, shares of capital stock of such corporation and, if a Person is a form of entity other than a corporation, ownership interests in such form of entity, whether membership interests, partnership interests or other securities.

“Cash” means, as of any applicable time of determination, the Company’s actual cash balances of its operating bank account maintained at Branch Bank and Trust and net of any bank overdrafts and net of any restricted cash balances, as adjusted for any outstanding checks and any other proper reconciling items, in each case as determined in accordance with the Accounting Principles.

“Closing” has the meaning set forth in Section 1.3(a).

“Closing Cash Amount” means the aggregate amount of all Cash of the Company as of the Calculation Time.

“Closing Date” has the meaning set forth in Section 1.3(a).

“Closing Cash Consideration” means an amount equal to $8,000,000, minus the Closing Indebtedness, plus the Closing Cash Amount, plus the amount (if any) by which the Closing Net Working Capital is greater than the Target Net Working Capital, minus the amount (if any) by which the Closing Net Working Capital is less than the Target Net Working Capital.

“Closing Indebtedness” means the aggregate amount of Indebtedness of the Company as of immediately prior to the Closing.

“Closing Net Working Capital” means the Net Working Capital of the Company as of the Calculation Time.

“Closing Statement” has the meaning set forth in Section 1.4(a).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any similar state Law.

“Code” means the Internal Revenue Code of 1986, as amended, and any reference to any particular Code section shall be interpreted to include any revision of or successor to that section regardless of how numbered or classified.

“Company” has the meaning set forth in the Preamble.

“Company Assets” has the meaning set forth in Section 2.11.

“Company Expenses” means (without duplication), (i) the collective amount payable by, or liabilities of, the Company to outside legal counsel, accountants, advisors, brokers and other Persons in connection with the transactions contemplated by this Agreement or otherwise arising by consummation of the transactions contemplated hereby, in each case for services provided through the Closing and (ii) all liabilities of the Company under or in connection with any severance arrangements, stay bonuses, incentive bonuses, transaction bonuses, termination and change of control arrangements and similar obligations that are owed to any Person or that will be triggered, either automatically or with the passage of time (including in combination with any termination of employment following the Closing), in whole or in part by the consummation of the transactions contemplated by this Agreement (including any amounts payable pursuant to Section 280G of the Code or to offset any excise Taxes imposed under Section 4999 of the Code and any related income Taxes), in each case pursuant to agreements or arrangements entered into by the Company prior to Closing.

“Company Intellectual Property Rights” has the meaning set forth in Section 2.14(a).

“Company Open Source Software” has the meaning set forth in Section 2.14(h).

“Company Products” means the hardware, Software, devices or other products, either complete or under active development that (i) are currently, or that are currently intended to be, leased, licensed, sold, marketed, distributed or made available by or for the Company to any Person, (ii) were historically leased, licensed, sold, distributed or made available by or for the Company to any Person, and from which the Company currently derives or recognizes any revenue (including revenue associated with maintenance, service or subscription agreements), or (iii) are currently used to provide services to the Company’s customers.

“Company Shares” has the meaning set forth in the Recitals.

“Confidential Information” means all information (whether or not specifically identified as confidential), in any form or medium, that is disclosed to, or developed or learned by, the Company, Seller or any of their respective employees, consultants or advisors, as the case may be, that relates to the business, products, operations, financial condition, services, research or development of the Company or its customers, vendors, suppliers, independent contractors or other business relations to the extent related to the Company, including:  (i) internal business information (including information relating to strategic plans and practices, business, accounting, financial or marketing plans, practices or programs, training practices and programs, salaries, bonuses, incentive plans and other compensation and benefits information and accounting and business methods); (ii) identities of, individual requirements of, specific contractual arrangements with, and information about, the Company or its customers; (iii) industry research compiled by, or on behalf of Company, including identities of potential target companies, management teams, and transaction sources identified by, or on behalf of, Company; (iv) compilations of data and analyses, processes, methods, track and performance records, data and databases relating thereto; (v) personally identifiable information, including credit card or other payment information, of the Company’s customers; and (vi) information related to Company Intellectual Property Rights and updates of any of the foregoing; provided, however, that “Confidential Information” shall not include any information that (A) is or becomes generally available to the public other than as a result of Seller’s acts or omissions or (B) becomes available to Seller on a non-confidential basis from a source other than Company, provided that such source is not known by Seller to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, Company or any other party with respect to such information.

“Deductible” has the meaning set forth in Section 6.2(c).

“Direct Claim” has the meaning set forth in Section 6.2(f).

“Direct Claim Notice” has the meaning set forth in Section 6.2(f).

“Dispute Notice” has the meaning set forth in Section 6.2(f).

“Electronic Delivery” has the meaning set forth in Section 9.13.

“Embedded Software” means third party Intellectual Property that is: (i) a component of, incorporated into, linked with, or embedded in any of the Company Products; or (ii) combined with, linked with, or distributed as a part of, or with, the Company Products.

“Employee Stock Option Plan” means the TechLaw Holdings, Inc. Employee Stock Ownership Plan.

“Environmental and Safety Requirements” means all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and common law, in each case concerning human health and safety as affected by a release of or exposure to Hazardous Materials, pollution or protection of the environment, including all those relating to the generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, cleanup of, or exposure to Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Bank of New York Mellon.

“Escrow Agreement” means the escrow agreement substantially in the form of Exhibit C attached hereto.

“Escrow Amount” means $800,000.

“Estimated Closing Cash Amount” means an amount equal to the Closing Cash Amount as jointly estimated in good faith by Buyer and the Company not less than two (2) Business Days prior to the Closing.

“Estimated Closing Cash Consideration” has the meaning set forth in Section 1.2.

“Estimated Closing Indebtedness” means an amount equal to the Closing Indebtedness as jointly estimated in good faith by Buyer and the Company not less than two (2) Business Days prior to the Closing.

“Estimated Closing Net Working Capital” means an amount equal to the Closing Net Working Capital as jointly estimated in good faith by Buyer and the Company not less than two (2) Business Days prior to the Closing.

“Existing Customer” means (i) any Person who, during the twelve (12) month period prior to the Closing Date is a paying customer of the Company. For the avoidance of doubt, an “Existing Customer” shall include any account that is actively managed by the Company and which generated revenue for the Company during the twelve (12) month period prior to the Closing Date.

“Existing Grassroots Customer” means any Person that has generated revenue for the Company during the twelve (12) month period prior to the Closing Date and does not qualify under the definition of Existing Customer.

“Final Allocation Schedule” shall have the meaning set forth in Section 7.2(o).

“Final Release Date” has the meaning set forth in Section 6.1(a).

“401(k) Plan” means the TechLaw Holdings, Inc. 401(k) Profit Sharing Plan, Amended and Restated Effective as of October 1, 2011.

“409A Plan” has the meaning set forth in Section 2.19(f).

“Fundamental Representations” means the representations and warranties in Section 2.1 (Organization), Section 2.2 (Authorization), Section 2.4 (Subsidiaries; Investments), Section 2.5 (Capital Stock and Related Matters; Title to Company Shares), Section 2.8 (Guaranties; Indebtedness), Section 2.19 (Employee Benefit Plans), Section 2.21 (Tax Matters), Section 2.22 (Brokerage & Transaction Bonuses), Section 3.1 (Authorization), and Section 3.2 (Title to Company Shares).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any government, any governmental or quasi-governmental entity or municipality or political or other subdivision thereof, department, commission, board, self-regulating authority, regulatory body, bank, bureau, branch, authority, official, agency or instrumentality of the United States of America or any other nation or any political subdivision, whether federal, state, local provincial, multi-national or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court or arbitrator and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of government, and any official of any of the foregoing.

“Government Bid” means any quotation, bid or proposal by the Company that, if accepted or awarded, would result in a Government Contract.

“Governmental Consent” means any consent, approval, authorization, qualification, waiver, registration or notification required to be obtained from, filed with or delivered to a Governmental Authority in connection with the consummation of the transactions provided for in this Agreement.

“Government Contract” means any prime contract, subcontract, task order or delivery order that is (a) between the Company and a Governmental Authority or (b) is entered into by the Company as a subcontractor (at any tier) to provide supplies or services in connection with a Contract between another entity and a Governmental Authority.

“Hazardous Materials” means any substance, material or waste that is defined, listed, restricted or otherwise regulated under Environmental and Safety Requirements, including pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, and materials that are radioactive, toxic, infectious, explosive, carcinogenic, ignitable, corrosive or reactive.

“Indebtedness” means, as of any applicable time of determination, without duplication, the following:  (i) indebtedness for borrowed money, (ii) liabilities evidenced by bonds, debentures, notes, or other similar instruments or debt securities, (iii) liabilities under or in connection with letters of credit or bankers’ acceptances or similar items, (iv) any obligation to pay the deferred purchase price of property or services and any deferred purchase price liabilities related to past acquisitions, whether contingent or otherwise (including any “earn-out” or similar payments or obligations at the maximum amount payable in respect thereof), other than those trade payables incurred in the ordinary course of business consistent with past practice, (v) all liabilities arising from cash/book overdrafts, (vi) all deferred rent obligations, (vii) all liabilities under capitalized leases or leases that in accordance with GAAP are or will be required to be capitalized, (viii) all liabilities under conditional sale or other title retention agreements, (ix) all liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, (x) all Company Expenses, (xi) all indebtedness of others guaranteed by the Company or secured by any Lien on the assets of the Company, (xii) all unpaid Taxes of the Company for all Pre-Closing Tax Periods, (xiii) all Pre-Closing Operating-related Expenses and (xiv) all liabilities classified as non-current liabilities in accordance with GAAP (to the extent not otherwise accounted for in this definition), including for each of the foregoing clauses (i) through (xiv), any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, make-whole payments, commitment, breakage and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith.

“Indebtedness Payoff Amount” means the amount of all outstanding Indebtedness for borrowed money of the Company as of the Closing, as reflected in payoff letters or releases in respect thereof delivered to Buyer in connection with the Closing.

“Indemnitee” has the meaning set forth in Section 6.2(e).

“Indemnitor” has the meaning set forth in Section 6.2(e).

“Initial Release Date” has the meaning set forth in Section 6.2(d).

“Insurance Policies” has the meaning set forth in Section 2.20.

“Intellectual Property Rights” means any and all of the following, in any jurisdiction throughout the world: (i) patents, patent applications and patent disclosures; (ii) Internet domain names, trademarks, service marks, trade dress, trade names, logos and corporate names, and registrations and applications for registration thereof together with all translations, transliterations, adaptations, derivations and combinations thereof and including all of the goodwill associated therewith; (iii) copyrights and copyrightable works (registered or unregistered); (iv) mask works; (v) trade secrets and other confidential information (including ideas, formulas, recipes, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice)), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, non-public data and databases,  financial and marketing plans and customer and supplier lists and information; (vi) Software; (vii) registrations and applications for any of the foregoing; and (viii) other proprietary, intellectual property and/or industrial rights.

“Investment” as applied to any Person means (i) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, instruments, stock, securities or ownership interest (including limited liability company interests, partnership interests and joint venture interests) of any other Person and (ii) any capital contribution by such Person to any other Person.

“kCura Licensing Agreement” means that certain Software License Agreement, dated August 31, 2012, by and between TechLaw Solutions, Inc. and kCura Corporation.

“Knowledge” means, when referring to the “knowledge” of the Company or the Seller Group, or any similar phrase or qualification based on knowledge of the Company or the Seller Group, the actual knowledge, after due inquiry of their direct reports, of any of Brian Shutler, Bill Schiefelbein, Rob Weissman, Andrea Collette and Belinda Smith.

“Latest Balance Sheet” has the meaning set forth in Section 2.6(a)(ii).

“Law” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, requirement or rule of law.

“Leased Real Property” and “Leased Realty” have the respective meanings set forth in Section 2.12.

“License Agreement” has the meaning set forth in Section 2.14(c).

“Lien” means any mortgage, pledge, hypothecation, lien, preference, priority, security interest, license, community property interest, security agreement, easement, covenant, restriction or other encumbrance of any kind or nature whatsoever.

“Losses” means any loss, liability, demand, claim, cost, damage, deficiency, award, royalty, penalty, Tax, fine or expense (including interest, penalties, reasonable attorneys’ fees and expenses and reasonable amounts paid in investigation or defense, and amounts paid in settlement, of any of the foregoing).

“Material Adverse Effect” means a material and adverse change, effect or development upon the business, operations, assets, liabilities, financial condition or position, or operating results of the Company.

“Material Contract” has the meaning set forth in Section 2.13(b).

“Negotiation Period” has the meaning set forth in Section 6.2(f).

“Net Working Capital” means (i) all current assets of the Company as determined in accordance with the Accounting Principles (but excluding (a) any Cash and Cash equivalents of the Company and (b) any receivables deducted from Pre-Closing Operating-related Expenses) minus (ii) all current liabilities of the Company as determined in accordance with the Accounting Principles (but excluding (a) any Tax liabilities of the Company and (b) any liabilities of the Company that are otherwise included in the definition of Indebtedness).

“Notice of Disagreement” has the meaning set forth in Section 1.4(a).

“Open Source Software” means any Software that is the subject of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the Affero General Public License (AGPL), any “copyleft” license or any other license that requires as a condition of use, modification or distribution of such Software that such Software or other Software that is combined or distributed with it be: (i) disclosed or distributed in source code form; (ii) licensed to any Person for the purposes of making derivative works thereof; (iii) redistributable at no charge; or (iv) licensed subject to a patent non-assert or royalty-free patent license or covenant not to sue.

“Permitted Liens” means (i) Liens for (a) Taxes or (b) incurred in connection with (a) worker’s compensation, (b) unemployment compensation and (c) other types of social security, in each case that are not yet due and payable or which are being contested in good faith, (ii) Liens imposed by applicable Law and incurred in the ordinary course of business consistent with past practice for obligations not yet due and payable to landlords, carriers, warehousemen, laborers, repairmen, materialmen and the like, (iii) Liens arising from zoning ordinances, building codes and other land use Laws regulating the use or occupancy of any Leased Real Property or the activities conducted thereon which are imposed by any Government Authority having jurisdiction over such Leased Real Property and which are not violated by the current use or occupancy of any Leased Real Property or the operation of the Company’s business thereon, (iv) easements, covenants, conditions, restrictions and other similar matters affecting title to any Leased Real Property which do not materially detract from the value of or materially impair the use or occupancy of such Leased Real Property or the operation of the business of the Company, and (v) Liens in favor of a banking or other financial institution arising as a matter of law encumbering deposits or other funds maintained with a financial institution.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, other entity or Governmental Authority.

“Plan” has the meaning set forth in Section 2.19(a).

“Pre-Closing Operating-related Expenses” means all commission and revenue sharing amounts earned by internal and external sales and related partners or personnel but not yet paid by the Company, plus vacation amounts related to all personnel; provided, however, that in no event shall such final calculation of Pre-Closing Operating-related Expenses reduce Indebtedness by an amount in excess of $25,000.

“Post-Closing Tax Period” means any taxable year or other taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means all taxable years or other taxable periods ending on or before the Closing Date and the portion of the Straddle Period ending on and including the Closing Date.

“Proposed Allocation Schedule” shall have the meaning set forth in Section 7.2(o).

“Realty Leases” has the meaning set forth in Section 2.12.

“Restricted Territory” has the meaning set forth in Section 7.4(a).

“Restrictive Covenants” has the meaning set forth in Section 7.4(b).

“Retention Payments” means the cash bonuses to be funded by Seller and Buyer, and payable to employees of the Company, which amounts are set forth on Schedule 7.8attached hereto.

“Section 338(h)(10) Election” shall have the meaning set forth in Section 7.2(n).

“Seller” has the meaning set forth in the Preamble.

“Seller Group” means Seller and its Affiliates and Subsidiaries (other than the Company), and its and their respective officers, directors and employees.

“Seller Indemnified Parties” has the meaning set forth in Section 6.2(b).

“Seller Returns” has the meaning set forth in Section 7.2.

“Shared Contract” has the meaning set forth in Section 7.7.

“Software” means, collectively, proprietary computer software, computer programs and applications in any form or medium, including source code, object code and executable code, and all databases and data used with, or used to develop, any of the foregoing, together with all related user manuals, programmer documentation, text, diagrams, graphs, charts and other documentation.

“Straddle Period” means any taxable year or other taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other

Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof.

“Systems” means servers, hardware systems, website, databases, circuits, networks and other computer and telecommunication assets and equipment.

“Target Net Working Capital” means $2,208,838.00.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, escheat, excise, estimated, severance, windfall profits, stamp, duty, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, customs, Medicare, social security (or similar), unemployment, disability, registration and other taxes, assessments, charges, duties, fees, levies or other similar governmental charges of any kind whatsoever, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest.

“Tax Benefit” has the meaning set forth in Section 7.2.

“Tax Matter” has the meaning set forth in Section 7.2.

“Tax Return” means any and all returns, reports, declarations, information statements, claims for refund or filings with respect to Taxes, including any schedules, supplements or attachments thereto and including any amendment thereof.

“Third Party Claim” has the meaning set forth in Section 6.2(e).

“Transfer Taxes” has the meaning set forth in Section 7.2(h).

“Transition Services Agreement” means the transition services agreement substantially in the form of Exhibit D attached hereto.

“Unaudited Historical Carve-Out Financial Statements” means (i) the unaudited balance sheet of the Company as of September 30, 2013, and the related statements of income for the twelve-month period then ended and (ii) the unaudited balance sheet of the Company as of June 30, 2014, and the related statements of income for the nine (9)-month period then ended.

Annex B

Assigned Domain Names

techlawsolutions.com

brilliantediscovery.com

e-discoveryzone.com

fixedpricemanagedreview.com

peakdiscovery.com

techlawdpc.com

techlawsolutionsinc.com

tlsreview.com

techlawsolutions.net

techlawsolutions.org

tlcase.com

B-1

Annex C

List of Subsidiaries of Buyer

• Payment Card Forensics, Inc.

• UBIC Korea, Inc.

• UBIC North America, Inc.

• UBIC Patent Partners, Inc.

• UBIC Risk Consulting, Inc.

• UBIC Taiwan, Inc.

C-1

Exhibit A-1

Form of Employment Offer Letter — Smith

(See attached)

Exhibit B

Form of FIRPTA

(See attached)

FIRPTA NON-FOREIGN AFFIDAVIT

To:                                                                              (“Transferee”)

Section 1445 of the Internal Revenue Code (hereinafter called the “Code”) provides that a transferee (buyer) of a United States real property interest (as defined in the Code) must withhold tax if the transferor (seller) is a foreign person.  As required by the Internal Revenue Service and to inform you, the Transferee, that withholding of tax is not required upon the disposition of a United States real property interest by                                    (hereinafter called the “Transferor”), the undersigned hereby certifies the following on behalf of the Transferor:

1.              The Transferor is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Code and Income Tax Regulations);

2.              The Transferor’s United States employer identification number is                           ; and

3.              The Transferor’s office address is                                                       .

The Transferor understands that this Affidavit, or a copy hereof, may be disclosed to the Internal Revenue Service by you, and the Transferor grants you permission for such disclosure.  The undersigned further understand that any false statement contained herein could be punished by fine, imprisonment, or both.  Under penalties of perjury I declare that I have examined this Affidavit and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of the Transferor.

Dated: As of .

TRANSFEROR:

By:
Name:
Its:

STATE OF	)
	)	SS:
COUNTY OF		)

I, the undersigned, a Notary Public, in and for the County and State aforesaid, DO HEREBY CERTIFY, that                               , personally known to me to be the                    of                                            and personally known to me to be the same person whose name is subscribed to the foregoing instrument, appeared before me this day in person and severally acknowledged that as such Manager he signed and delivered the said instrument as his free and voluntary act, and as the free and voluntary act and deed of said company, for the uses and purposes therein set forth.

GIVEN under my hand and notarial seal this          day of                             ,                 .

Notary Public
My Commission Expires:

Exhibit C

Form of Escrow Agreement

(See attached)

C-1

Exhibit D

Form of Transition Services Agreement

(See attached)

D-1